03019580

ARS

Envision.

Design.

Deliver.

P.E. 12/31/02

APR 3 2003

1-14773

Lead.

perotsystems® CORP

2002 ANNUAL REPORT

Perot Systems strategizes and architects solid, cost-effective ways of doing business that reach beyond IT. With our business acumen and technological expertise, we provide the vision to help our customers develop strategies, business models and technology roadmaps that achieve real results.

Perot Systems creates and integrates new business processes and technologies. Our knowledgeable teams of industry specialists use their extensive experience to guide the conception, configuration, construction and alignment of innovative solutions and systems designed to meet our customers' needs.

Perot Systems executes and refines our customers' business processes and technology platforms. By continually assessing the evolution of each industry and its marketplace, and consistently delivering enhanced performance, we help our customers succeed.

Lead.

Perot Systems' ingenuity, expertise and proven experience help our customers lead in their markets. Our collaborative approach and cutting-edge solutions enable our customers not only to run their businesses more effectively, but also to achieve a higher level of performance – improving, growing and realizing their vision of industry leadership.

TABLE OF CONTENTS

Perot Systems Corporation is a global provider of technology-based business solutions. Perot Systems offers a full array of services that support strategies and enable business improvements for customers in selected industries. Drawing upon extensive capabilities in consulting, IT and business process outsourcing, infrastructure and application services, and business and systems integration, Perot Systems uses deep domain expertise to craft integrated solutions to meet each customer's current and long-term needs.

Utilizing a collaborative approach, Perot Systems provides industry-specific guidance in business analysis, systems integration and operations to help customers envision, design and deliver their corporate and IT strategies – creating an adaptive technology infrastructure that can streamline operations, increase market value, and support new and cost-effective sources of productivity and growth.

Reporting revenue of $1.3 billion in 2002, Perot Systems is headquartered in Plano, Texas, and has more than 9,000 associates throughout North America, Europe and Asia.





ROSS PEROT
Chairman of the Board

"The success of Perot Systems is due to a team of great people who are dedicated not only to helping our customers succeed, but also to operating in a way that makes our stockholders proud."

A Message from Our Chairman

To Our Fellow Stockholders:

In 2002, Perot Systems won the confidence of a significant number of new customers. Behind our competitive spirit is a genuine sense of caring for the people we serve. By consistently helping them achieve their goals, we have earned their trust. We are known for doing what we say we are going to do – and for exceeding expectations.

Our more than 9,000 associates worldwide work together to find solutions for the business challenges our customers face every day. They have a strong commitment to delivering the excellent customer service that has helped Perot Systems earn its fine reputation. We choose associates who lead by example and are a good fit for our environment of mutual trust and respect.

It is the hard work of our associates that helped Perot Systems earn significant recognition in 2002. We are proud that our company was included on *Forbes* magazine's "Platinum 400 List of the Best Big Companies." Forrester Research, a premier technology market research firm, named Perot Systems the market leader in medical claims processing for healthcare companies. Perot Systems was also recognized in Orlando, Florida, by placing third in the *Orlando Sentinel* newspaper's "Top 100 Companies for Working Families."

At Perot Systems, we live our values – every day. Doing business with integrity is what sustains the relationships that help a business grow throughout good and bad times. Ethical conduct is a requirement at Perot Systems.

We are always proud of the new business we win. However, winning the confidence of our customers and stockholders, and keeping that trust over time, is the key. We stand behind each and every one of our business activities, and we make every effort to be transparent in our communications with our customers, investors, associates and all communities with which we do business.

You can trust our team to work tirelessly for you as stockholders. We share a deep sense of commitment to Perot Systems' success, and we are honored by your continued confidence in us. Thank you for investing in Perot Systems.

ROSS PEROT
Chairman of the Board



"Perot Systems delivered all-time high revenue and earnings for 2002 as we expanded our position in existing markets, entered into new markets and increased the efficiency of our operations."

ROSS PEROT, JR.
President & Chief Executive Officer

To Our Fellow Stockholders:

As always, we appreciate your continued confidence in Perot Systems. That trust was especially gratifying this past year.

2002 saw our company expand to record levels and report revenue of $1.3 billion and earnings per share of $.68, both all-time highs for Perot Systems. I am pleased that these results were built on a base of outstanding customer service combined with focused investment in our team.

We expanded our workforce by 14% to more than 9,000 associates and also recruited a number of thought leaders who are helping us deepen our expertise and broaden the offerings we bring to our customers. The hard work and talent of Perot Systems' associates are helping us gain recognition in the marketplace, not only for the services we provide, but also for the way we operate. Our family-friendly corporate culture was just one of the reasons our company received numerous awards and citations in 2002. These distinctions validate what we already knew: Perot Systems is a great place to work.

I am also pleased that, although growth was more difficult to achieve in 2002, we entered new financial territory while continuing to adhere to sound operating principles. By remaining mindful of the rates of return our decisions generate, as well as the creditworthiness of our potential customers, Perot Systems exercised restraint in evaluating new business opportunities and investments. Our company remained resolute in its long-term focus.

We also continued to make select investments, including acquisitions, that better position Perot Systems for the future. These investments strengthened our long-term cash generation capabilities, as well as the condition of our balance sheet, and positioned Perot Systems for growth. While we aspire to higher growth rates as IT spending improves, we are pleased with what we accomplished in a very difficult market.

During the year, we addressed areas within our company that were not performing to expected levels, and through strategic and structural refinements, we put enhancements in place to improve performance. As a disciplined growth company, we were vigilant. We constantly monitored our operations and were alert for opportunities to improve. We also continued to emphasize fair and open disclosure that helps the investment community - most notably, our own stockholders - understand the opportunities we have and the challenges we face. Going forward, our balance sheet is solid, and Perot Systems is well positioned for the future.

2002 Business Highlights

Some of our notable accomplishments in 2002 included achieving the highest revenue in the history of Perot Systems and the creation of Perot Systems Government Services. Additional achievements included signing multi-year agreements and contract extensions with customers in diverse markets and the completion of two strategic acquisitions. These activities enabled us to leverage our position in existing markets, expand into new markets and increase the efficiency of our operations.

Our noteworthy 2002 business highlights also included the following achievements:

We continued to invest in our healthcare business, strengthening our position in this expanding market. Throughout the past two years, we strengthened our software products and made acquisitions that are enabling us to offer significantly expanded services to this market. Healthcare industry customers accounted for new and renewal contract signings valued at more than one half billion dollars in revenue.

Acquisitions have further anchored our position in the healthcare industry. Our acquisition of Claim Services Resource Group, Inc. (CSRG) in 2002 complemented our 2001 purchase of Advanced Receivables Strategy, Inc. CSRG specializes in healthcare claims processing and further enhances our ability to help healthcare insurers and providers contain costs, reduce errors and improve customer service.

Perot Systems enjoyed important wins in other industries as well. Impressed by our business process improvement expertise, KB Home tapped Perot Systems to help find ways to increase the efficiency of KB Home's residential construction business - a win that provides a strong foundation for our own engineering and construction business. Confidence in its existing relationship with Perot Systems encouraged Volkswagen of America to extend its contract with our company through 2006. The F-35 Joint Strike Fighter agreement with U.S.-based Lockheed Martin, which includes a software system being developed with the assistance of Perot Systems' European team, marked another exciting victory for our company.

Our acquisition of ADI Technology Corporation helped put Perot Systems Government Services on the map and secured our company's firm footing in the federal IT services market. 2002 saw our first major government contract with our comprehensive, $392 million submarine support agreement with the U.S. Navy. As we enter 2003, we are continuing to expand into this market.

We also welcomed some key thought leaders to our team in 2002, including physicians and insurance experts, engineers and construction project managers, finance and manufacturing specialists and consultants from a number of industries. These new associates will focus on helping our customers make fundamental changes in their businesses and enable Perot Systems to continue building its fine reputation as a respected industry thought leader.

Year-End Results

In conclusion, our new business wins, strategic acquisitions and enduring system of values produced results of which we can be proud:

- Perot Systems' revenue and earnings per share (diluted) for 2002 grew to all-time highs of $1.3 billion and $.68, respectively.

- Perot Systems strategically entered the federal IT services market through its acquisition of ADI Technology Corporation.

- Perot Systems' revenue from the healthcare market grew by 43% for 2002, capping a three-year period where Perot Systems' revenue from the healthcare market grew at a 49% compound growth rate.

- Perot Systems Solutions Consulting, specializing in systems integration and package implementation, grew by 13% for both the fourth quarter and full year 2002.

- Perot Systems signed new contracts in 2002 valued at $1 billion of total revenue, the first time the company has delivered consecutive years of $1 billion or more of new contract value.

Our unwavering focus in 2002 helped us continue to deliver on our commitments. We won quality business that will help us grow long term, acquired outstanding companies that broadened our expertise and capabilities, and nurtured the business relationships that are sustaining our success.

This is a team that prospers, performs and proves it can grow our business in tough times as well as good ones. I am proud to be a part of Perot Systems and am thankful to have your support.

ROSS PEROT, JR.
President & Chief Executive Officer

The Foundation of Our Success: Customer Service and Industry Expertise

North Shore-Long Island Jewish Health System

ENVISION.

North Shore-Long Island Jewish Health System wanted to improve its efficiency in providing critical patient and clinical data to physicians. Recent acquisitions had saddled the organization with disparate clinical and patient management systems that were complicated and time-consuming to use.

DESIGN.

Perot Systems created an Internet portal that enables physicians and employees to quickly obtain information residing in a variety of existing systems. The Perot Systems solution provides quick, easy access to clinica results, key health systems data, local and national news and employee forms and information.

DELIVER.

The Internet portal facilitates timely, convenient access to health system information from any location. Because it integrates information from separate systems into one database, physicians can quickly obtain patients' test results and employees gain access to the business forms, policies and procedures, e-mail and people directories that help them conduct business.



"The Internet portal enabled us to bring vital patient data to the doctor's fingertips in real-time. It has been integral in strengthening patient safety and promoting better clinical outcomes."

Michael Dowling
President & Chief Executive Officer
North Shore-Long Island Jewish Health System



FROM LEFT: Rick Carney, CIO, and
Michael Dowling, President & CEO,
North Shore-Long Island Jewish Health System

St. Joseph Health System



ENVISION.

A rapidly growing healthcare system offering services at multiple sites, St. Joseph Health System, with 3,500 beds at 15 Southwestern U.S. facilities, needed to fine-tune its information-sharing capability to ensure the efficient flow of critical information at both its corporate and local hospital levels.

DESIGN.

Perot Systems developed a performance management system that supports the alignment of corporate and local strategies to enable everyone to be "on the same page." The Performance Evaluation Report Card (PERC) system provides a tool that helps both entities manage expectations proactively.

DELIVER.

The PERC system increased efficiency by helping St. Joseph Health System better understand each local hospital's unique needs and their ultimate impact on the healthcare system's overall corporate strategy. Communication and information sharing is now much easier.

"Our relationship with Perot Systems has been our platform for innovation. Their team is helping us increase efficiency and improve communication channels throughout our system."

Benjamin Williams
Senior Vice President & Chief Information Officer
St. Joseph Health System



FROM LEFT: Rich Statuto, President & CEO, and Benjamin Williams, SVP & CIO, St. Joseph Health System



U.S. Navy

ENVISION.

Perot Systems Government Services (formerly ADI Technology Corporation) initially supported the U.S. Navy in upgrading and managing its submarine safety (SUBSAFE) program, playing a substantial role in the establishment of processes and systems to administer one of the world's premier safety programs.

DESIGN.

Perot Systems Government Services now supports the entire spectrum of the submarine life cycle from concept development through operational and maintenance phases to the eventual dismantling and parts re-utilization processes. Perot Systems associates provide engineering, safety, quality assurance, financial, logistics and program management support for the Naval Sea Systems Command's submarine headquarters organization.

DELIVER.

In 2002, the U.S. Navy, a long-standing customer, consolidated all oversight of program services support for in-service submarines into a single Omnibus contract. This agreement, valued at $392 million over 10 years, was awarded exclusively to Perot Systems Government Services.



"The award of the Naval Sea Systems Command Submarine Support contract was the result of a long-range strategic plan, positioning Perot Systems Government Services for continued growth in the federal marketplace."

Robert E. Frick
President – Defense Services Division
Perot Systems Government Services



U.S. Immigration and Naturalization Service

ENVISION.

Tasked with a 75-year records retention requirement for every foreign national entering the United States, the INS was hampered by an old storage system and rapidly deteriorating microfilm. Perot Systems Government Services envisioned a better way to preserve existing records and make their retrieval more efficient.

DESIGN.

Perot Systems Government Services transferred data from aging microfilm to a digital format in an industry-standard database and designed a program to enhance the images. The solution provided a customized user interface that simplifies data retrieval and a training plan to ease the operational transition.

DELIVER.

Now federal agencies obtain timely, accurate INS data for purposes as diverse as processing federal benefit claims and researching genealogy. A typical search of microfilm records used to take up to 30 minutes and often proved fruitless. Today, digital records can usually be retrieved in seconds and are extremely accurate.

"Perot Systems' superior performance within the law enforcement community has allowed us to play a pivotal role in the relationship between government and industry."

Lincoln Daut
Operations Manager – IT Support Services
Perot Systems Government Services



FROM LEFT: Lincoln Daut, Operations Manager, and Brian Lebeck, Program Manager, Perot Systems Government Services

Engineering and Construction

Parsons Corporation

ENVISION.

Parsons Corporation, one of the world's largest planning, engineering and construction firms, with 9,000 employees, was intent on becoming the premier global provider of total project solutions. Recognizing IT's key role in manifesting Parsons' vision, the company tapped Perot Systems to design and deliver the right solution.

DESIGN.

To help Parsons shift from a multiple-market service provider to a leadership role in the solutions delivery and turnkey operations space, Perot Systems assessed the existing IT strategy and collaborated with Parsons to change the way it sold, operated and managed projects by adopting a collaborative, networked environment.

DELIVER.

Perot Systems provided the tools to facilitate improvements in Parsons' infrastructure, program management, collaborative engineering and business development capabilities. This cooperative effort has resulted in greater efficiencies that are helping Parsons achieve leadership in its target market.


PARSONS



"The more challenges we throw at Perot Systems, the better they perform. Their experience, capability and dedication have been instrumental in making Parsons a better company."

James F. McNulty
Chairman & Chief Executive Officer
Parsons Corporation

FROM LEFT: Doug Philbin, CIO, and James F. McNulty, Chairman & CEO, Parsons Corporation

Key Plastics

ENVISION.

Carlyle Management Group (CMG) faced several challenges when it acquired Key Plastics. With its sights set on rebuilding Key Plastics' rapport with its customers and suppliers, as well as reducing costs, CMG saw the value of outsourcing functions that fell outside the scope of its core business competencies. The company chose Perot Systems as its IT provider.

DESIGN.

Working together on a total IT outsourcing solution, Perot Systems and Key Plastics forged a strong bond from the beginning. Based on a shared risk/shared reward principle, as well as shared working styles and values, a creative relationship has emerged with the potential to generate greater improvements for the future.

DELIVER.

Using expertise in change management and Program Management Methodology (PMM), Perot Systems has helped Key Plastics achieve consistency in its technical environment by successfully managing the smooth integration of the company's networks, desktops, and print and communications functions to create a reliable corporate-wide environment.


KEY PLASTICS
Naomi

"Perot Systems has emerged as a solid partner for Key Plastics, improving our IT environment while we focus on quality, delivery, cost and responsiveness to our customers."

Daniel Ajamian
President
Key Plastics




TRITON
TRITON
TRITON

Triton Container International Limited

ENVISION.

A full-service global leasing company with 18 offices on six continents, Triton Container International Limited owns and manages one of the world's largest container fleets. Triton wanted to unify its IT infrastructure to best support its business. Focused on moving to industry-standard systems to achieve interoperability and ease of use, Triton found the right expertise and cultural fit with Perot Systems.

DESIGN.

After an in-depth analysis, Perot Systems presented a plan to replace obsolete systems and initiate process improvements to consolidate operations. Triton's IT functions, including applications support, global infrastructure services, network support, 24/7 help desk services and disaster recovery site, are now outsourced to Perot Systems.

DELIVER.

Perot Systems helped Triton control costs, use automated processes to reduce administrative tasks, such as invoicing customers and assessing transaction profitability, and improve customer service with enhanced information. Simplifying the complexities of managing a global business has enhanced Triton's effectiveness in its competitive marketplace.



"We now have in place greatly improved processes for updating and maintaining our existing systems. These processes have significantly benefited employees at our head office and our worldwide network of regional offices, as well as our customers."

Edward Thomas
Senior Vice President
Triton Container International Limited

British Telecommunications plc

ENVISION.

British Telecommunications plc (BT) faced an urgent deadline in co-creating a comprehensive proposal for a major telecommunications customer. The combined efforts of BT and Perot Systems resulted in a significant contract for BT. This successful teamwork demonstrated the benefits that an ongoing relationship between BT and Perot Systems could have in supporting BT and BT's customers.

DESIGN.

The proposed solution included Perot Systems' project services, desktop services, help desk support and messaging, integrated with BT's Internet Protocol WAN and LAN services. The solution supports 1,600 users in the United Kingdom and the United States with 2,300 PC workstations at 12 sites.

DELIVER.

The BT/Perot Systems collaboration has resulted in notable improvements in help desk performance, desktop service response times and messaging availability. This success, along with continued strong performance in the future, positions Perot Systems to play a key role in supporting BT's customer's expansion plans.


BT

"The combination of BT's scalable infrastructure and Perot Systems' services expertise has created an optimal solution for our customer that will also support its business growth targets."

Andy Sherratt
Account Director – IT, Media & Internet Business
British Telecommunications plc



Newly Signed Customers

Customers throughout many industries continue to express confidence in Perot Systems' comprehensive service offerings. We signed contracts with new customers for a total value of $1 billion, delivering two consecutive years of new contract value of $1 billion or more for the first time in our company's history. We also extended contracts with a number of our key customers. We are proud of these important business commitments and are dedicated to delivering on them in 2003 and beyond.

Daughters of Charity Health System:
Our new seven-year IT contract with the Daughters of Charity Health System, a regional healthcare system of seven hospitals and medical centers in California, is valued at $60 million.

Harvard Pilgrim Health Care:
Harvard Pilgrim Health Care, New England's oldest not-for-profit managed healthcare organization and a long-time Perot Systems customer, extended its contract with Perot Systems for another two years for a value of $110 million.

Northern Arizona Healthcare:
Perot Systems will provide Northern Arizona Healthcare, a not-for-profit healthcare system dedicated to providing excellent healthcare services to Northern and Central Arizona citizens, with clinical and IT transformation services over the next 10 years in a contract valued at $62 million.

KB Home:
Perot Systems entered into a seven-year, full IT outsourcing agreement with U.S. homebuilder KB Home. One of America's largest homebuilders, KB Home provides an important building block for the expansion of Perot Systems' engineering and construction business.

Lockheed Martin Aeronautics Company:
Perot Systems entered into a six-year, $8 million agreement with Lockheed Martin Aeronautics Company, known for building the finest military aircraft in the world. The F-35 Joint Strike Fighter program is designed to develop a family of stealthy, next-generation replacement strike fighter aircraft for the U.S. Air Force, Navy and Marine Corps, and the United Kingdom's Royal Navy and Royal Air Force. Perot Systems will support Lockheed Martin in its objective of providing intelligent help technology for the F-35 Joint Strike Fighter program.

Board of Directors



FROM LEFT TO RIGHT:

STEVEN L. BLASNIK *President, Perot Investments, Inc.*

ROSS PEROT *Chairman of the Board, Perot Systems Corporation*

ROSS PEROT, JR. *President & Chief Executive Officer, Perot Systems Corporation (seated)*

JOHN S.T. GALLAGHER *Deputy County Executive, Nassau County, NY Health & Human Services*

WILLIAM K. GAYDEN *Chairman of the Board & Chief Executive Officer, Merit Energy Company*

CARL HAHN *Private Investor (seated)*

THOMAS MUERER *Senior Vice President, Hunt Consolidated, Inc.*

JAMES CHAMPY *Chairman of Consulting, Perot Systems Corporation*

Financials

2002

Selected Financial Data

The following selected consolidated financial data as of and for the years ended December 31, 2002, 2001, 2000, 1999, and 1998 have been derived from our Consolidated Financial Statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and the related Notes to Consolidated Financial Statements, which are included herein.

	YEAR ENDED DECEMBER 31,				
(in millions, except per share data)	**2002**	2001	2000	1999	1998
OPERATING DATA:[1]					
Revenue	**$1,332.1**	$1,204.7	$1,105.9	$1,151.6	$993.6
Direct cost of services	**1,020.8**	949.7	851.6	875.8	787.9
Gross profit	**311.3**	255.0	254.3	275.8	205.7
Selling, general and administrative expenses	**195.6**	256.6	197.9	169.2	140.3
Compensation charge related to acquisition	**–**	–	22.1	–	–
Goodwill impairment	**–**	–	–	–	4.1
Operating income (loss)	**115.7**	(1.6)	34.3	106.6	61.3
Interest income, net	**3.9**	8.9	16.6	10.9	4.2
Equity in earnings (loss) of unconsolidated affiliates	**4.7**	8.4	(4.3)	9.0	7.9
Other income (expense), net	**(2.1)**	(1.9)	45.1	(0.7)	2.8
Income before taxes	**122.2**	13.8	91.7	125.8	76.2
Provision for income taxes	**43.9**	16.5	36.2	50.3	35.7
Net income (loss)	**$ 78.3**	$ (2.7)	$ 55.5	$ 75.5	$ 40.5
Basic earnings (loss) per common share[2]	**$ 0.74**	$ (0.03)	$ 0.58	$ 0.85	$ 0.53
Weighted average common shares outstanding[2]	**106.3**	99.4	96.2	88.4	76.9
Diluted earnings (loss) per common share[2]	**$ 0.68**	$ (0.03)	$ 0.49	$ 0.67	$ 0.42
Weighted average diluted common shares outstanding[2][3]	**115.4**	99.4	113.5	113.2	97.1
BALANCE SHEET DATA (AT PERIOD END):					
Cash and cash equivalents	**$ 212.9**	$ 259.2	$ 239.7	$ 294.6	$144.9
Total assets	**842.3**	757.6	673.2	613.9	382.1
Long-term debt	**0.2**	–	0.4	0.6	1.5
Stockholders' equity	**676.6**	530.8	501.1	390.7	142.6
OTHER DATA:					
Capital expenditures	**$ 36.9**	$ 30.7	$ 30.7	$ 25.2	$ 25.4

(1) Our results of operations include the effects of business acquisitions made in 2002, 2001 and 2000 as discussed in Note 4 to the Consolidated Financial Statements included herein. In addition, see Management's Discussion and Analysis of Financial Condition and Results of Operations and Notes 2, 6, and 18 to the Consolidated Financial Statements included herein for discussions of significant charges recorded during 2002, 2001 and 2000.

(2) All common share and per common share data reflect a two for one stock split effected in January 1999.

(3) All options to purchase shares of our common stock were excluded from the calculation of weighted average diluted common shares outstanding for 2001 because the impact was antidilutive given the reported net loss for the period.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Consolidated Financial Statements and related Notes to the Consolidated Financial Statements, which are included herein.

OVERVIEW

We are a worldwide provider of information technology (commonly referred to as IT) services and business solutions to a broad range of customers. We offer our customers integrated solutions designed around their specific business objectives, chosen from a breadth of services, including technology outsourcing, business process outsourcing, development and integration of systems and applications, and business and technology consulting services.

With this approach, our customers benefit from integrated service offerings that help synchronize their strategy, systems, and infrastructure. As a result, we help our customers achieve their business objectives, whether those objectives are to accelerate growth, streamline operations, or enhance customer service capabilities.

We offer our services under three primary lines of business — IT Solutions, Government Services and Consulting.

IT Solutions, our largest line of business, provides services to our customers primarily under long-term contracts in strategic relationships. These services include technology and business process services, as well as industry domain-based, short-term project and consulting services. Within IT Solutions, we face the market through our four vertical industry groups — Healthcare, Financial Services, Industrial Services and Strategic Markets. Supporting these vertical industry groups is our Global Infrastructure Services group, the delivery organization for our technology outsourcing services and our network and system operations services.

Perot Systems Government Services was formed in July of 2002 with the acquisition of ADI Technology Corporation. This line of business provides consulting and technology-based business process solutions for the Department of Defense, law enforcement agencies, and other governmental agencies.

Our Consulting line of business includes Perot Systems Solutions Consulting, a company that we acquired in 2000, and our Global Software Services group. This line of business provides to our customers high-value and repeatable services related to business and technical expertise and the design and implementation of business and software solutions, primarily under short-term contracts related to specific projects.

We consider these three primary lines of business to be reportable segments, and therefore we include financial information and disclosures about these reportable segments in our consolidated financial statements. This financial information can be found in Note 12, "Segment and Certain Geographic Data," of the Notes to Consolidated Financial Statements, which are included herein.

RESULTS OF OPERATIONS

Comparison of 2002 to 2001

REVENUE

Total revenue increased in 2002 by 10.6% to $1,332.1 million from $1,204.7 million in 2001. This increase in revenue was due to increases in revenue for the IT Solutions and Government Services segments, partially offset by a decrease in revenue for the Consulting segment.

Revenue for the IT Solutions segment increased 8.1% to $1,232.2 million in 2002 from $1,139.7 million in 2001. This increase was primarily attributable to:

- $63.1 million in revenue from acquisitions consummated in 2002 and 2001 in the healthcare market;
- $55.7 million in revenue from contracts signed during 2002 with new and existing customers in which the scope of services to be provided was expanded;
- $14.6 million of revenue in 2002 relating to fees paid in connection with the termination of services provided through two joint ventures; and

- $54.4 million from other existing accounts, primarily in the healthcare industry.

These increases in revenue were partially offset by:

- $54.6 million decrease as a result of exiting certain business relationships and under-performing delivery units and closing geographic project sales efforts in 2001, and
- $40.7 million decrease in revenue from UBS. Revenue from UBS decreased to $249.8 million in 2002 from $290.5 million in 2001 due primarily to lower spending by UBS on infrastructure and discretionary project services as a result of cost savings initiatives implemented by us and UBS. We also expect a year over year decline in revenue from UBS in 2003.

In July 2002, we acquired ADI Technology Corporation and formed our Government Services segment. Revenue from this segment was $38.2 million for 2002. In February 2003, we acquired Soza & Company, Ltd. As a result of these acquisitions, we expect revenue from our Government Services segment to increase significantly. In 2002, Soza had revenue of approximately $137.0 million.

Revenue from the Consulting segment decreased 3.7% to $59.7 million in 2002 from $62.0 million in 2001 due to continued weak demand for custom application development services, partially offset by growth in systems integration and package implementation services.

Domestic revenue grew by 21.0% in 2002 to $1,078.3 million from $891.0 million in 2001, and increased as a percent of total revenue to 80.9% from 74.0% in the prior year. This increase is primarily the result of new contract signings and acquisitions in 2002 and 2001.

Non-domestic revenue, consisting of European and Asian operations, decreased by 19.1% in 2002 to $253.8 million from $313.7 million in 2001 and decreased as a percent of total revenue to 19.1% from 26.0% over the same period. The largest components of European operations were the United Kingdom and Switzerland. In the United Kingdom, revenue for 2002 decreased to $119.9 million from $152.1 million for 2001. In Switzerland, revenue for 2002 decreased to $34.6 million from $43.7 million for 2001. Asian operations generated revenue of $22.9 million in 2002 compared to $24.7 million in 2001, respectively. These revenue decreases from 2001 are due to a revenue decline from UBS, as well a decrease in the number of customers in these foreign countries.

GROSS MARGIN

Direct costs of services increased in 2002 by 7.5% to $1,020.8 million from $949.7 million in 2001. Gross margin increased to 23.4% of total revenue in 2002 as compared to 21.2% of total revenue in 2001. In our analysis of our gross margin percentages for 2002 and 2001, we identified the following items that are important in understanding this change:

- In 2001, we recorded $25.9 million of charges, including $20.9 million relating to the bankruptcy of a customer, ANC Rental Corporation, and $5.0 million from reducing the basis of software and other assets used in service offerings that we exited.
- In 2002, we received a $3.0 million payment from ANC that was previously believed to be unrecoverable, and we recorded $13.7 million of gross profit (on $14.6 million of revenue) associated with fees paid in connection with the termination of services provided through two joint ventures that we exited during 2002.

Without the effects of these items, the gross margin for 2002 would have declined to 22.4% of total revenue from 23.3% of total revenue in 2001. This decrease in gross margin was due primarily to generally lower gross margins on contracts signed since the middle of 2001 and on acquisitions consummated in 2002. Partially offsetting this decline in gross margin was lower expense for associate incentive programs in 2002 consistent with market conditions.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A decreased in 2002 by 23.8% to $195.6 million from $256.6 million in 2001 and decreased as a percent of total revenue to 14.7% from 21.3%. In our analysis of SG&A for both 2002 and 2001, we identified the following items that are important in understanding this change:

- As discussed in more detail below, in 2001 we recorded $69.7 million in expense relating primarily to severance and facility related costs as a result of realigning our operating structure;
- In 2002, we recorded an additional $11.1 million relating to severance and other costs to exit certain activities as we continued our efforts to streamline our operations; and
- During 2002, we recorded $8.7 million of expense relating to an investigation of our involvement in the California energy market.

Without the effects of these items, SG&A would have decreased in 2002 by 5.9% to $175.8 million from $186.9 million in 2001 and decreased as a percent of total revenue to 13.2% from 15.5%. This decrease is primarily due to the elimination of the amortization of goodwill and certain other intangibles, which was $6.5 million in 2001, a temporary decline in selling expense, and our focused efforts to reduce SG&A costs as a percentage of revenue.

OTHER STATEMENT OF OPERATIONS ITEMS

Interest income, net, decreased by 56.2% to $3.9 million in 2002 from $8.9 million in 2001 due to a decrease in the average cash balance in 2002 as compared to 2001 and an overall decrease in interest rates.

Equity in earnings of unconsolidated affiliates was $4.7 million in 2002 compared to $8.4 million in 2001. This decrease from 2001 is primarily due to a reduction in our equity in earnings from HCL Perot Systems N.V., a software joint venture based in India. Equity in earnings from HCL Perot Systems decreased to $4.7 million in 2002, which was an estimate based on the unaudited results of HCL Perot Systems, from $9.2 million in 2001. This decrease was due primarily to a charge to write down the goodwill related to an acquisition, which reduced our equity in earnings by approximately $1.6 million, and $1.9 million of expense related to a contingent liability. In addition, HCL Perot Systems has experienced an overall reduction in their revenue related to the weak demand for custom application development services. In 2001, we recorded $0.7 million of losses associated with BillingZone, a start-up joint venture that we sold in 2002.

Other income (expense), net, was a $2.1 million net expense in 2002 as compared to a $1.9 million net expense in 2001. During 2002, we recorded a $1.0 million loss when we divested our share of BillingZone, and during 2001 we recorded a $0.6 million expense for the impairment of an investment in marketable equity securities.

Income tax expense for 2002 included a $2.7 million benefit from the reduction of a valuation allowance against certain foreign deferred tax assets as well as $1.1 million of other tax benefits. Without the effect of these tax items, our effective tax rate for 2002 would have been 39.0%. During 2001 we recorded an $11.0 million valuation allowance against certain foreign deferred tax assets due to the significant uncertainty as to the ultimate realization of these deferred tax assets. Without the effect of this $11.0 million charge, our effective tax rate for 2001 would have been 39.5%.

Comparison of 2001 to 2000

REVENUE

Total revenue increased in 2001 by 8.9% to $1,204.7 million from $1,105.9 million in 2000. This increase was due to an increase in revenue from the IT Solutions segment offset by decreases in revenue from the Consulting segment and from all other operating areas.

Revenue for the IT Solutions segment increased 12.7%, or $128.9 million, in 2001 to $1,142.2 million from $1,013.3 million in 2000. This increase was primarily due to the following items:

- $57.8 million in revenue from three acquisitions: Health Systems Design Corporation, which we acquired in December 2000, and the acquisitions of Covation, LLC and Advanced Receivables Strategy, Inc., which we acquired during 2001.
- $55.7 million in revenue from contracts that we signed during 2001.

- $27.5 million increase in revenue from UBS. Revenue from UBS increased to $290.5 million in 2001 from $263.0 million in 2000 due to increased spending by UBS on infrastructure services.

These increases in revenue were partially offset by a $12.1 million decrease in revenue from project-related services that we performed in this segment, which was primarily due to our discontinuation of geographic project sales efforts and a weakening market for such services.

Revenue from the Consulting segment decreased 19.9%, or $15.4 million, to $62.0 million in 2001 from $77.4 million in 2000 due to a weakening market for such services.

Domestic revenue grew by 11.0% in 2001 to $891.0 million from $802.6 million in 2000, and increased as a percent of total revenue to 74.0% from 72.6% in the prior year. This increase was a result of new contract signings and acquisitions in 2001 and 2000, which were primarily domestic.

Non-domestic revenue, consisting of European and Asian operations, increased by 3.4% in 2001 to $313.7 million from $303.3 million in 2000, but decreased as a percent of total revenue to 26.0% from 27.4% over the same periods. The largest components of European operations were the United Kingdom and Switzerland. In the United Kingdom revenue for 2001 decreased slightly to $152.1 million from $153.7 million in revenue for 2000. In Switzerland, revenue for 2001 increased slightly to $43.7 million from $42.0 million in revenue for 2000. Asian operations generated revenue of $24.7 million, or 2.1% of total revenue, in 2001 and $21.3 million, or 1.9% of total revenue, in 2000, respectively.

On March 30, 2000, we completed the acquisition of Solutions Consulting, Inc. All pre-acquisition revenue and operating expenses of Solutions Consulting have been included in the consolidated statements of operations for 2000, and pre-acquisition operating earnings have been eliminated in other income (expense), net, as permitted by Accounting Research Bulletin 51, "Consolidated Financial Statements."

During the first quarter of 2000, we incurred a $22.1 million compensation charge that was a direct result of the acquisition of Solutions Consulting.

GROSS MARGIN

Direct costs of services increased in 2001 by 11.5% to $949.7 million from $851.6 million in 2000. Gross margin decreased to 21.2% of total revenue in 2001 as compared to 23.0% of total revenue in 2000. In our analysis of gross margin percentages for 2001 and 2000, we identified the following items that are important in understanding this change:

- In 2001, we recorded $20.9 million of expense relating to the bankruptcy of a customer, ANC Rental Corporation, which included the following: $8.5 million for the write-down of an intangible asset associated with our ANC contract, $8.2 million for amounts owed to us for services performed, and $4.2 million for certain contract related costs.
- Also in 2001 we recorded $5.0 million of expense as we reduced the basis of software and other assets used in service offerings that we exited during 2001.

Without the effects of these items, gross margin for 2001 would have been 23.3% of total revenue, which is a slight increase from the gross margin for 2000 of 23.0% of total revenue. This increase is primarily due to the exiting of a separately identifiable unprofitable operation in the first quarter of 2001. The cost savings that we achieved as a result of exiting this operation were partially offset by:

- a change in revenue mix from higher profit margin services, including project and discretionary services, to infrastructure services; and,
- a decline in profitability on several telecommunications contracts.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A increased in 2001 by 29.7% to $256.6 million from $197.9 million in 2000 and increased as a percent of total revenue to 21.3% from 17.9%. In our analysis of SG&A for both 2001 and 2000, we identified the following items that are important in understanding this change:

- As described in more detail below, during 2001 we recorded \$69.7 million of charges as a result of our realigned operating structure.
- During 2000, we recorded \$19.3 million of expense, which was composed of \$17.3 million of asset impairments and \$2.0 million related to the closure of certain facilities.

Without the effect of these items, SG&A would have decreased to 15.5% of total revenue for 2001 as compared to 16.2% of total revenue for 2000. This decrease was primarily due to cost reductions made in connection with realigning our operating structure in 2001.

OTHER STATEMENT OF OPERATIONS ITEMS

Interest income, net, decreased by 46.4% to \$8.9 million in 2001 from \$16.6 million in 2000 due to a decrease in the average cash balance in 2001 as compared to 2000 and an overall decrease in interest rates.

Equity in earnings of unconsolidated affiliates was \$8.4 million in 2001 compared to equity in losses of \$4.3 million in 2000. During 2001, equity in earnings from HCL Perot Systems increased to \$9.2 million from \$8.5 million in 2000. In 2000, these earnings were offset by losses of \$14.2 million from start-up joint ventures, which included a \$9.1 million charge to adjust the carrying amount of our investment in one of these joint ventures. Losses from these start-up joint ventures totaled only \$0.7 million during 2001.

Other income (expense), net, decreased in 2001 to a \$1.9 million net expense from a \$45.1 million of income in 2000, primarily due to the following significant items that we recorded in 2000:

- \$38.9 million net gain from the sale of a 40% equity interest in Systor AG, a subsidiary of UBS;
- \$15.0 million gain from the partial sale of an investment in marketable equity securities;
- \$3.5 million expense associated with the elimination of the pre-acquisition earnings of Solutions Consulting for the first quarter of 2000; and,
- \$7.7 million expense from the impairment of an investment in marketable equity securities during 2000.

During 2001, we recorded an \$11.0 million valuation allowance against certain foreign deferred tax assets due to the significant uncertainty as to the ultimate realization of these deferred tax assets. Without the effect of this \$11.0 million charge, our effective tax rate for 2001 would have been 39.5%, which is consistent with the effective tax rate for 2000.

REALIGNED OPERATING STRUCTURE

During 2001, we realigned our operating structure, resulting in charges totaling \$74.7 million, of which \$33.7 million was recorded during the first quarter of 2001 and \$41.0 million was recorded during the third quarter of 2001. We recorded these charges in the consolidated statements of operations as \$5.0 million in direct cost of services and \$69.7 million in SG&A, and these charges consist of the following:

- \$39.6 million expense related to the elimination of approximately 900 administrative and non-billable positions in all business functions and in all geographic areas of the Company;
- \$25.9 million expense for the consolidation and closure of facilities, including those facilities impacted by our realigned operating structure and the consolidation of our Dallas area operations into one facility located in Plano, Texas; and
- \$9.2 million expense related to adjustments to reduce the basis of certain facility related assets and the basis of software and other assets used in exited service offerings to their net realizable value.

As mentioned above, during 2002 we recorded an additional \$11.1 million relating to severance and other costs to exit certain activities as we continued our efforts to streamline our operations. As a result of these realignment activities, we realized savings that helped to offset profit pressures. At December 31, 2002, the balance remaining to be settled associated with these activities is \$22.0 million, which we expect will be substantially settled in cash by September 30, 2003.

Management's Discussion and Analysis of Financial Condition and Results of Operations

LIQUIDITY AND CAPITAL RESOURCES

In 2002, cash and cash equivalents decreased 17.9% to $212.9 million from $259.2 million at December 31, 2001.

Net cash provided by operating activities was $60.1 million in 2002 compared to net cash provided by operating activities of $95.0 million in 2001. In our analysis of net cash provided by operating activities for 2002 and 2001, we identified the following significant items that are important in understanding this change:

- Long-term accrued revenue increased by $40.5 million in 2002 as compared to an increase of $24.0 million in 2001. These revenues cannot currently be billed and collected but will be billed in the future as specified in the terms of the related long-term services contracts.
- During 2002, we paid $6.8 million more than we paid in 2001 related to year-end bonuses to associates.
- During 2002, we paid $14.0 million less than we paid in 2001 associated with our realigned operating structure activities.
- During 2002, we made net tax payments of approximately $8.5 million as compared to receiving net tax refunds of approximately $17.8 million during 2001.

Net cash used in investing activities was $134.0 million in 2002 compared to $84.2 million in 2001. This increase was due primarily to a $44.7 million increase in the amount of net cash paid for acquisitions of businesses. During 2002 we paid $97.9 million in cash for the acquisitions of CSRG and ADI and for an additional earnout payment associated with the acquisition of ARS. During 2001, we paid $53.2 million in cash for acquisitions, primarily for the acquisition of ARS.

In February 2003, we acquired Soza & Company, Ltd., a professional services company that provides information technology, management consulting, financial services and environmental services primarily to public sector customers, for $75.0 million in cash (including $5.0 million which is being held in an escrow account for up to two years).

Net cash provided by financing activities was $17.0 million in 2002 as compared to $11.8 million in 2001. This increase is due primarily to $12.4 million of proceeds received from UBS relating to the exercise of options to purchase approximately 3.4 million shares of our Class B Common Stock. This increase was partially offset by an increase in the amount of shares of our Class A Common Stock that we repurchased in 2002 as compared to 2001.

We routinely maintain cash balances in certain European and Asian currencies to fund operations in those regions. During 2002, foreign exchange rate fluctuations positively impacted our non-domestic cash balances by $10.6 million, as British pounds, Swiss francs, and Euros all strengthened against the U.S. dollar. Our foreign exchange policy does not call for hedging foreign exchange exposures that are not likely to impact net income or working capital.

We have no committed line of credit or other borrowings, and we anticipate that existing cash and cash equivalents and expected net cash flows from operating activities will provide sufficient funds to meet our operating needs for the foreseeable future. As discussed below, in February 2003 we acquired Soza & Company, Ltd. for $75.0 million in cash. If we make additional acquisitions using cash, we may be required to obtain a line of credit to finance any such acquisition.

Contractual Obligations and Contingent Commitments

The following table sets forth our significant contractual obligations for the periods indicated (in millions):

	2003	2004-2005	2006-2007	Thereafter	Total
Operating leases	$25.6	$36.5	$25.2	$26.1	$113.4
Purchase commitments	31.8	34.7	–	–	66.5
Restructuring payments	15.9	3.6	2.5	–	22.0
Total	$73.3	$74.8	$27.7	$26.1	$201.9

We discuss these contractual obligations in Note 13, "Commitments and Contingencies," and Note 18, "Realigned Operating Structure," of Notes to the Consolidated Financial Statements, which are included herein. We also discuss purchase commitments below.

The following table sets forth our significant contingent commitments for the periods indicated (in millions) and represent the maximum principal amount of such commitments:

	2003	2004-2005	2006-2007	Thereafter	Total
Contingent payments for acquisitions	$13.0	$64.0	$ –	$ –	$ 77.0
Contingent payment on operating lease	–	–	75.0	–	75.0
Total	$13.0	$64.0	$75.0	$ –	$152.0

We discuss the contingent payment on an operating lease below and in Note 13 of the Consolidated Financial Statements. The contingent payments for acquisitions are discussed below and in Note 4, "Acquisitions," and Note 19, "Subsequent Event," of Notes to the Consolidated Financial Statements.

OPERATING LEASE

In June 2000, we entered into an operating lease agreement with a special purpose entity for the use of land, existing office buildings, improvements, as well as the development of data center facilities in Plano, Texas. This special purpose entity is a trust that is owned by a consortium of financial institutions, and we have no equity ownership and no managerial involvement in this entity.

The initial term of this lease extends through June 2005, with one optional two-year renewal period. At the end of the lease, we are required to either renew the lease, purchase the property for the remaining lease obligation, or arrange for the sale of the property to a third party, with us guaranteeing to the lessor proceeds on such sale of 100% of the original fair value of the land, plus 83% of the original fair value of the buildings and any additional improvements. The fair value of the facilities is approximately $75.0 million. Rent expense under this operating lease is equal to the interest expense owed by the special purpose entity to the banks, and is a variable amount equal to LIBOR plus 104 basis points (2.4% at December 31, 2002) on approximately $75.0 million, which is the remaining lease obligation. We believe that this lease rate is currently less than prevailing market lease rates for similar facilities.

We currently do not consolidate this entity. However, based on the current structure of the lease and the recently issued accounting pronouncement, Financial Accounting Standards Board Interpretation No. 46, which is discussed in more detail below, we will be required to consolidate this entity effective for the first fiscal quarter beginning after June 15, 2003. Upon consolidation of this entity, we would increase our assets and long-term debt by approximately $75.0 million, and we would begin recording an additional depreciation charge of approximately $4.3 million per year. The assets would be recorded as land, buildings, and improvements.

This lease contains certain standard financial covenants which, if not met, may require us to repay the approximately $75.0 million to the special purpose entity. We are currently in compliance with all covenants, and we currently expect to remain in compliance for the remainder of the lease term.

PURCHASE COMMITMENTS

We have agreements with three telecommunication service providers to purchase services from, or sell services on behalf of, these providers at varying annual levels. We are currently satisfying the minimum purchase requirements for two of the vendors. With regard to the third vendor, under the terms and conditions of the agreement, we agreed to purchase or sell services having a gross value of $19.5 million over a four year commitment period. The second commitment period ends in March 2003. We are currently in discussions with this vendor to restructure the terms of the agreement, and we are unable to estimate the amount of possible loss, if any, that may result from the completion of these discussions.

In June 2000, we entered into an agreement with a certain airline to purchase a minimum of $10.0 million of air travel mileage on an annual basis for five years. We have made three of the five annual payments, with the remaining two payments to be made in June of 2003 and 2004.

OTHER COMMITMENTS AND CONTINGENCIES

As discussed in Note 4, "Acquisitions," we may be required to make additional payments related to two acquisitions, dependent upon these two companies achieving certain financial targets over designated time periods. We may be required to make three additional payments to the sellers of ARS totaling $30.0 million over the next two years, $10.0 million of which may be paid in the first six months of 2003. Up to 50% of each additional payment to the sellers of ARS may be in stock, at our discretion. In addition, we may be required to pay to the sellers of ADI an additional $15.0 million over the next two years, $3.0 million of which may be paid in the first six months of 2003. At our discretion, we may pay up to 60% of these additional amounts in stock.

In addition, as discussed below in "Subsequent Event," we recently acquired Soza & Company, Ltd. In addition to the initial purchase price of $75.0 million, we may be required to make additional payments totaling up to $32.0 million, of which up to 70% may be in stock, at our discretion.

We are currently working on a significant software development project for which the actual cost of development will significantly exceed the fee as specified in the contract. While our contract enables us to collect for some of the overages above the specified fee, we believe that we will not fully recover all of the overages. Therefore, we expect to suffer a loss on this development project. We expect our IT outsourcing contract with this customer to be profitable over the full term of the agreement even after considering the expected loss on the software development project. The estimated billings and costs related to this project are included in our estimates of revenue and costs for the entire IT outsourcing contract that we used to recognize revenue for 2002 under the percentage-of-completion method. The amount of long-term accrued revenue at December 31, 2002, related to this entire contract was $20.8 million. As discussed below in our discussion regarding the adoption of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," in the first quarter of 2003 we expect to record a loss on this separate development project in the amount of $0.10 to $0.15 per share. However, our actual losses with respect to this development effort may eventually exceed our current estimates.

CRITICAL ACCOUNTING POLICIES

The Consolidated Financial Statements and Notes to Consolidated Financial Statements contain information that is important to management's discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities.

Critical accounting policies are those that reflect significant judgments and uncertainties and may result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accounting policies, see Note 1 in the Notes to Consolidated Financial Statements.

Revenue Recognition

We provide services under level-of-effort, unit-price, fixed-price, and risk/reward contracts, with the length of contracts ranging up to twelve years. Four basic criteria must be met before we can recognize revenue: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. We determine whether criteria (3) and (4) are met based on our judgments regarding the nature of the fee charged for services rendered and products delivered and the collectibility of those fees.

Revenue from level-of-effort contracts is based on time and materials, direct costs plus a fee (which may be either a fixed amount or a percentage of direct costs incurred), or a combination of these methods and may be based on a set fee for a specified level of resources that is adjusted for incremental resource usage. Revenue from unit-price contracts is recognized based on units utilized or by number of transactions processed during a given period. For unit-price contracts, we establish a per-unit fee based on the cost structure associated with the delivery of that unit of service. For risk/reward contracts, we recognize revenue primarily at the time we are reasonably assured as to how much will ultimately be collected.

For fixed-price contracts, we use the percentage-of-completion method to recognize revenue and profit as work progresses. This approach relies on estimates of total expected direct costs at completion, which are compared to actual direct costs incurred to date to arrive at an estimate of revenue and profit earned to date. Recognized revenue and profit are subject to revisions as the contract progresses to completion. If we do not accurately estimate the resources required or the scope of work to be performed, or do not complete our projects within the planned periods of time, or do not satisfy our obligations under the contracts, then profit may be significantly and negatively affected or losses may need to be recognized. Revisions to profit estimates are reflected in income in the period in which the facts that give rise to the revision become known.

Costs and estimated earnings in excess of billings, or long-term accrued revenue, on uncompleted fixed-price contracts totaled $74.5 million and $34.0 million at December 31, 2002 and 2001, respectively.

As discussed below under "Accounting Standards Issued," as a result of the issuance of Financial Accounting Standards Board Emerging Issues Task Force (EITF) Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," we plan to change our method of accounting for revenue from fixed-price contracts in 2003.

Valuation of Goodwill and Intangibles

Our business acquisitions typically result in goodwill and other intangible assets, which affect the amount of future period amortization expense and possible impairment expense that we could incur. The determination of the value of goodwill and other intangibles requires us to make estimates and assumptions about future business trends and growth. For each of the significant acquisitions completed during 2002, 2001 and 2000, we obtained a third-party valuation of the intangible assets. If an event occurs which would cause us to revise our estimates and assumptions used in analyzing the value of our goodwill or other intangibles, such revision could result in an impairment charge that could have a material impact on our financial condition and results of operations.

Year-end Bonus Plan

One of our various compensation methods is to pay to certain associates a year-end bonus, which is based on associate and team performance as well as on our overall financial results. The amount of bonus expense that we record each quarter is based on several factors, including our financial performance for that quarter, our latest expectations for full year results, and management's discretion. As a result, the amount of bonus expense that we may record in each quarter can vary significantly.

Contingencies

We account for claims and contingencies in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies." SFAS No. 5 requires that we record an estimated loss from a claim or loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for claims and contingencies requires us to use our judgment. We consult with legal counsel on those issues related to litigation and seek input from other experts and advisors with respect to matters in the ordinary course of business.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards Board No. 109, "Accounting for Income Taxes," which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. FAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

At December 31, 2002, we had deferred tax assets in excess of deferred tax liabilities of $28.2 million. Based upon our estimates of future taxable income and review of available tax planning strategies, we believe that it is more likely than not that only $19.9 million of such assets will be realized, resulting in a valuation allowance of $8.3 million relating to certain foreign jurisdictions. On a quarterly basis, we evaluate the need for and adequacy of this valuation allowance based on the expected realizability of our deferred tax assets and adjust the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our latest forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

ACCOUNTING STANDARDS ISSUED

Financial Accounting Standards 146

In June 2002, the Financial Accounting Standards Board issued FAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. This statement supersedes Financial Accounting Standards Board Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." We are required to adopt FAS 146 no later than January 1, 2003. We do not believe that the adoption of FAS 146 will have a material impact on our consolidated financial statements.

Financial Accounting Standards 148

In December 2002, the Financial Accounting Standards Board issued FAS 148, "Accounting for Stock-Based Compensation Transition and Disclosure." This statement amends FAS 123, "Accounting for Stock-Based Compensation" and establishes two alternative methods of transition from the intrinsic value method to the fair value method of accounting for stock-based employee compensation. In addition, FAS 148 requires prominent disclosure about the effects on reported net income and requires disclosure for these effects in interim financial information. The provisions for the alternative transition methods are effective for fiscal years ending after December 15, 2002 and the amended disclosure requirements are effective for interim periods beginning after December 15, 2002 and allow for early application. We currently plan to continue accounting for stock-based compensation under APB 25.

Financial Accounting Standards Emerging Issues Task Force Issue 00-21

We have long-term fixed-price contracts that include certain deliverables and ongoing service elements. We recognize revenue on these contracts under the percentage-of-completion method using incurred costs as a measure of progress towards completion. On November 21, 2002, the EITF reached a consensus on EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"), regarding when and how to separate elements of a contract into separate units of accounting. We are required to adopt EITF 00-21 for all new revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Alternatively, we may also apply the provisions of EITF 00-21 to existing contracts and record the effect of adoption as the cumulative effect of a change in accounting principle.

We plan to adopt EITF 00-21 as of January 1, 2003, for both existing and prospective customer contracts. This voluntary adoption for existing contracts, which we believe will provide greater transparency into the performance of our multi-element arrangements, will result in a charge for the cumulative effect of a change in accounting principle of between $.25 and $.32 per share, which includes a charge of between $.10 and $.15 per share to recognize a loss on a contract element included in an otherwise profitable contract.

Financial Accounting Standards Board Interpretation No. 45

In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002; while the provisions of the disclosure requirements are effective for financial statements of interim or annual reports ending after December 15, 2002.

We adopted the disclosure provisions of FIN 45 during the fourth quarter of fiscal 2002 and such adoption did not have a material impact on our consolidated financial statements. We are currently evaluating the recognition provisions of FIN 45 but expect that the adoption of these provisions will not have a material adverse impact on our consolidated results of operations or financial position upon adoption.

Financial Accounting Standards Board Interpretation No. 46

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") which changes the criteria by which one company includes another entity in its consolidated financial statements. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003, and apply in the first fiscal period beginning after June 15, 2003, for variable interest entities created prior to February 1, 2003.

We have an operating lease contract with a variable interest entity (also called a special purpose entity) for the use of land, existing office buildings, improvements, as well as the development of data center facilities in Plano, Texas. We believe the estimated fair market value of the underlying assets is no less than the remaining lease obligations totaling approximately $75.0 million at December 31, 2002. We currently do not consolidate this entity. However, based on the current structure of the lease and the provisions of FIN 46, we will be required to consolidate this entity effective for the first fiscal period beginning after June 15, 2003, as discussed above in "Operating Lease."

SUBSEQUENT EVENT

On February 20, 2003, we acquired Soza & Company, Ltd., a professional services company that provides information technology, management consulting, financial services and environmental services primarily to public sector customers. As a result of the acquisition, we increased our customer base and service offerings in the Government Services segment.

The purchase price includes $75.0 million in cash (including $5.0 million which is being held in an escrow account for up to two years) and may include additional payments totaling up to $32.0 million in cash or stock over the next two years. The possible payments are contingent on Soza achieving certain financial targets over the same period, and at our discretion, up to 70% of these payments may be settled in our Class A Common Stock. The results of operations of Soza and the estimated fair value of assets acquired and liabilities assumed will be included in our consolidated financial statements beginning on the acquisition date.

Upon completion of the tangible and intangible asset appraisals, the excess of the purchase price over the net assets acquired will be recorded as goodwill on the consolidated balance sheets and will be assigned to the Government Services segment. The amount of goodwill from this acquisition will not be deductible for tax purposes.

RELATED PARTY TRANSACTIONS

We are currently providing, under a three-year contract which will end in 2003, information technology services for Hillwood Enterprise L.P., which is controlled and partially owned by Ross Perot, Jr. This contract includes provisions under which we may be penalized if our actual performance does not meet the levels of service specified in the contract, and such provisions are consistent with those included in other customer contracts. For the years ended December 31, 2002, 2001 and 2000, we recorded revenue of $1.5 million, $1.5 million and $.04 million and direct cost of services of $1.0 million, $1.0 million and $0.2 million, respectively. Prior to us entering into this arrangement, our Audit Committee reviewed and approved this contract.

During 2002, we entered into a sublease agreement with Perot Services Company, LLC, which is controlled and owned by Ross Perot, for approximately 23,000 square feet of office space at our Plano, Texas facility. Rent over the term of the lease is approximately $0.4 million per year. The initial lease term is 30 months with one optional 24-month renewal period. The lease also provides for us to pay a $0.1 million allowance for modifications to the leased space. Perot Services Company, LLC will pay all modification costs in excess of the allowance. Prior to us entering into this arrangement, our Audit Committee reviewed and approved this contract.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the ordinary course of business, we enter into certain contracts denominated in foreign currency. Potential foreign currency exposures arising from these contracts are analyzed during the contract bidding process. We generally manage these transactions by ensuring that costs to service these contracts are incurred in the same currency in which revenue is received. By matching revenues and costs to the same currency, we have been able to substantially mitigate foreign currency risk to earnings. We use foreign currency forward contracts or options to hedge exposures arising from these transactions when necessary. We do not foresee changing our foreign currency exposure management strategy.

During 2002, 19.1% of our revenue was generated outside of the United States. Using sensitivity analysis, a hypothetical 10% increase or decrease in the value of the U.S. dollar against all currencies would change revenue by 1.9%, or $25.4 million. In our opinion, a substantial portion of this fluctuation would be offset by expenses incurred in local currency as well as the impact of local income taxes.

At December 31, 2002, the Company had approximately $88.7 million of non-U.S. dollar denominated cash and cash equivalents.

Report of Independent Accountants

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF PEROT SYSTEMS CORPORATION:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Perot Systems Corporation and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in connection with the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective July 1, 2001.

PricewaterhouseCoopers LLP

Dallas, Texas
February 28, 2003

Consolidated Balance Sheets

(Dollars and shares in thousands)	AS OF DECEMBER 31, 2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	**$212,861**	$259,178
Accounts receivable, net	**162,367**	160,907
Prepaid expenses and other	**21,602**	24,420
Deferred income taxes	**20,813**	25,651
Total current assets	**417,643**	470,156
Property, equipment and purchased software, net	**62,543**	52,426
Goodwill	**211,075**	127,161
Long-term accrued revenue	**74,489**	34,003
Other non-current assets	**76,563**	73,852
Total assets	**$842,313**	$757,598
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 24,452**	$ 36,272
Deferred revenue	**14,513**	8,707
Accrued compensation	**13,137**	20,009
Income taxes payable	**10,212**	19,443
Accrued and other current liabilities	**93,202**	121,728
Total current liabilities	**155,516**	206,159
Other non-current liabilities	**10,211**	20,670
Total liabilities	**165,727**	226,829
Commitments and contingencies		
Stockholders' equity:		
Class A Common Stock; par value $.01; authorized 300,000 shares; issued 105,272 and 100,239 shares, respectively	**1,053**	1,002
Class B Convertible Common Stock; par value $.01; authorized 24,000 shares; issued and outstanding 3,392 and 1,784 shares, respectively	**34**	18
Additional paid-in capital	**392,821**	331,057
Retained earnings	**286,109**	207,821
Other stockholders' equity	**(1,409)**	(1,674)
Accumulated other comprehensive loss	**(2,022)**	(7,455)
Total stockholders' equity	**676,586**	530,769
Total liabilities and stockholders' equity	**$842,313**	$757,598

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

(Dollars and shares in thousands, except per share data)	2002	2001	2000
	FOR THE YEARS ENDED DECEMBER 31,		
Revenue	**$1,332,145**	$1,204,701	$1,105,946
Costs and expenses:			
Direct cost of services	**1,020,889**	949,708	851,678
Selling, general and administrative expenses	**195,545**	256,635	197,854
Compensation charge related to acquisition	**–**	–	22,100
Operating income (loss)	**115,711**	(1,642)	34,314
Interest income, net	**3,929**	8,860	16,576
Equity in earnings (loss) of unconsolidated affiliates	**4,677**	8,379	(4,342)
Other income (expense), net	**(2,121)**	(1,827)	45,160
Income before taxes	**122,196**	13,770	91,708
Provision for income taxes	**43,908**	16,441	36,225
Net income (loss)	**$ 78,288**	$ (2,671)	$ 55,483
Basic and diluted earnings (loss) per common share:			
Basic earnings (loss) per common share	**$ 0.74**	$ (0.03)	$ 0.58
Weighted average common shares outstanding	**106,309**	99,437	96,189
Diluted earnings (loss) per common share	**$ 0.68**	$ (0.03)	$ 0.49
Weighted average diluted common shares outstanding	**115,429**	99,437	113,480

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Dollars and shares in thousands)	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Other*	Total Stockholders' Equity
BALANCE AT JANUARY 1, 2000	$ 926	$226,712	$155,009	$ –	$11,907	$(3,832)	$390,722
Issuance of Class A shares under incentive plans (679 shares)	7	7,429	–	–	–	–	7,436
Issuance of Class A shares related to an acquisition (1,966 shares)	20	49,980	–	–	–	–	50,000
Exercise of stock options for Class A shares (3,251 shares, including 420 shares from treasury)	28	4,741	–	1,407	–	486	6,662
Class A shares repurchased (1,148 shares)	–	–	–	(8,795)	–	–	(8,795)
Note repayments and other	–	–	–	–	–	329	329
Tax benefit of stock options exercised	–	16,078	–	–	–	–	16,078
Deferred compensation, net of amortization	–	380	–	–	–	550	930
Net income	–	–	55,483	–	–	–	55,483
Other comprehensive income, net of tax							
Unrealized loss on marketable equity securities	–	–	–	–	(13,974)	–	(13,974)
Translation adjustment	–	–	–	–	(3,816)	–	(3,816)
Comprehensive income							37,693
BALANCE AT DECEMBER 31, 2000	$ 981	$305,320	$210,492	$(7,388)	$ (5,883)	$(2,467)	$501,055
Issuance of Class A shares under incentive plans (429 shares, including 119 shares from treasury)	3	3,692	–	1,206	–	–	4,901
Exercise of stock options for Class A shares (4,873 shares, including 1,239 shares from treasury)	36	5,427	–	9,920	–	(68)	15,315
Class A shares repurchased (784 shares)	–	–	–	(3,738)	–	–	(3,738)
Tax benefit of stock options exercised	–	17,128	–	–	–	–	17,128
Deferred compensation, net of amortization	–	(510)	–	–	–	861	351
Net loss	–	–	(2,671)	–	–	–	(2,671)
Other comprehensive loss, net of tax							
Unrealized gain on marketable equity securities	–	–	–	–	94	–	94
Translation adjustment	–	–	–	–	(1,666)	–	(1,666)
Comprehensive loss							(4,243)
BALANCE AT DECEMBER 31, 2001	$1,020	$331,057	$207,821	$ –	$(7,455)	$(1,674)	$530,769
Issuance of Class A shares related to acquisitions (703 shares)	7	13,880	–	–	–	–	13,887
Issuance of Class A shares under incentive plans (454 shares, including 132 shares from treasury)	5	3,662	–	1,512	–	–	5,179
Exercise of stock options for Class A shares (2,896 shares, including 672 shares from treasury)	21	7,549	–	5,394	–	–	12,964
Exercise of stock options for Class B shares (3,392 shares)	34	12,346	–	–	–	–	12,380
Class A shares repurchased (650 shares)	–	–	–	(6,906)	–	–	(6,906)
Tax benefit of stock options exercised	–	24,082	–	–	–	–	24,082
Deferred compensation, net, and other	–	245	–	–	–	265	510
Net income	–	–	78,288	–	–	–	78,288
Other comprehensive income, net of tax							
Unrealized loss on marketable equity securities	–	–	–	–	(401)	–	(401)
Translation adjustment	–	–	–	–	5,834	–	5,834
Comprehensive income							83,721
BALANCE AT DECEMBER 31, 2002	$1,087	$392,821	$286,109	$ –	$(2,022)	$(1,409)	$676,586

* *The Other balance as of December 31, 2002, includes $(1,304) of deferred compensation and $(105) of stock transactions pending completion.*

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(Dollars in thousands)	FOR THE YEARS ENDED DECEMBER 31, 2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	**$ 78,288**	$ (2,671)	$ 55,483
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	**30,625**	35,100	28,154
Gain on sale of marketable equity securities	**–**	–	(17,503)
Gain on sale of unconsolidated affiliate	**–**	–	(38,851)
Impairment of long-lived assets	**1,172**	19,164	17,318
Impairment of investments	**–**	1,385	16,861
Equity in earnings of unconsolidated affiliates	**(4,677)**	(9,171)	(4,769)
Change in deferred income taxes	**20,659**	2,652	3,242
Other	**4,194**	2,732	2,986
Changes in assets and liabilities (net of effects from acquisitions of businesses):			
Accounts receivable, net	**22,192**	24,690	(11,877)
Prepaid expenses	**3,637**	(4,673)	(4,691)
Long-term accrued revenue	**(40,486)**	(23,954)	(10,050)
Other current and non-current assets	**(18,532)**	(7,848)	(17,519)
Accounts payable and accrued liabilities	**(30,578)**	20,932	(10,393)
Deferred revenue	**5,484**	(10,414)	(4,282)
Accrued compensation	**(11,630)**	4,352	(35,035)
Income taxes	**12,748**	30,881	11,900
Other current and non-current liabilities	**(13,045)**	11,889	(369)
Total adjustments	**(18,237)**	97,717	(74,878)
Net cash provided by (used in) operating activities	**60,051**	95,046	(19,395)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property, equipment and software	**(36,923)**	(30,710)	(30,650)
Proceeds from sale of marketable equity securities	**540**	–	26,543
Proceeds from sale of unconsolidated affiliate	**–**	–	55,486
Purchase of software royalty intangible asset	**–**	–	(14,900)
Investment in unconsolidated affiliate	**–**	–	(15,000)
Acquisitions of businesses, net of cash acquired of $10,328, $250 and $13,152, respectively	**(97,862)**	(53,225)	(50,393)
Other	**239**	(233)	(2,378)
Net cash used in investing activities	**(134,006)**	(84,168)	(31,292)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Principal payments on debt and capital lease obligations	**(314)**	(369)	(447)
Proceeds from issuance of common stock	**23,572**	12,957	5,802
Proceeds from issuance of treasury stock	**2,003**	2,794	734
Purchases of treasury stock	**(6,907)**	(3,738)	(8,795)
Other	**(1,365)**	198	1,854
Net cash provided by (used in) financing activities	**16,989**	11,842	(852)
Effect of exchange rate changes on cash and cash equivalents	**10,649**	(3,230)	(3,418)
Net increase (decrease) in cash and cash equivalents	**(46,317)**	19,490	(54,957)
Cash and cash equivalents at beginning of year	**259,178**	239,688	294,645
Cash and cash equivalents at end of year	**$ 212,861**	$259,178	$239,688

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

(amounts in thousands, except per share amounts)

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Perot Systems Corporation (the "Company" or "Perot Systems") was originally incorporated in the state of Texas in 1988 and on December 18, 1995, the Company reincorporated in the state of Delaware. The Company provides information technology services and business solutions to customers on a worldwide basis. The significant accounting policies of the Company are described below.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and all domestic and foreign subsidiaries. All significant intercompany balances and transactions have been eliminated.

The Company's investments in companies in which it has the ability to exercise significant influence over operating and financial policies are accounted for by the equity method. Accordingly, the Company's share of the earnings (losses) of these companies is included in consolidated net income. Investments in unconsolidated companies that are less than 20% owned, where the Company has no significant influence over operating and financial policies, are carried at cost. The Company periodically evaluates whether impairment losses must be recorded on each investment by comparing the projection of the undiscounted future operating cash flows to the carrying amount of the investment. If this evaluation indicates that future undiscounted operating cash flows are less than the carrying amount of the investments, the underlying assets are written down by charges to expense so that the carrying amount equals the future discounted cash flows.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. On an on-going basis, the Company evaluates its estimates, including those related to revenue recognition, valuation of goodwill and long-lived and intangible assets, accrued liabilities, income taxes, restructuring costs, litigation and disputes and the allowance for doubtful accounts. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Cash equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Revenue recognition

The Company provides services under level-of-effort, unit-price, fixed-price, and risk/reward contracts, with the length of contracts ranging up to twelve years. Four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. The Company determines whether criteria (3) and (4) are met based on its judgments regarding the nature of the fee charged for services rendered and products delivered and the collectibility of those fees.

Revenue from level-of-effort contracts is based on time and materials, direct costs plus a fee (which may be either a fixed amount or a percentage of direct costs incurred), or a combination of these methods and may be based on a set fee for a specified level of resources that is adjusted for incremental resource usage. Revenue from unit-price contracts is recognized based on units utilized or by number of transactions processed during a given period. For unit-price contracts, the Company establishes a per-unit fee based on the cost structure associated with the delivery of that unit of service. For risk/reward contracts, the Company recognizes revenue primarily at the time there is reasonable assurance as to how much will ultimately be collected.

(amounts in thousands, except per share amounts)

For fixed-price contracts, the Company uses the percentage-of-completion method to recognize revenue and profit as work progresses. This approach relies on estimates of total expected direct costs at completion, which are compared to actual direct costs incurred to date to arrive at an estimate of revenue and profit earned to date. Recognized revenue and profit are subject to revisions as the contract progresses to completion. If the Company does not accurately estimate the resources required or the scope of work to be performed, or does not complete its projects within the planned periods of time, or does not satisfy its obligations under the contracts, then profit may be significantly and negatively affected or losses may need to be recognized. Revisions to profit estimates are reflected in income in the period in which the facts that give rise to the revision become known.

As discussed below under "Accounting Standards Issued," as a result of the issuance of Financial Accounting Standards Board Emerging Issues Task Force ("Emerging Issues Task Force" or "EITF") Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"), the Company plans to change its method of accounting for revenue from fixed-price contracts in 2003.

As part of the Company's on-going operations to provide services to its customers, incidental expenses, which are commonly referred to as "out-of-pocket" expenses, are billed to customers. For 2002, these expenses totaled $24,800 and were recorded as both revenue and direct cost of services in accordance with the provisions of EITF 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred," and include expenses such as airfare, mileage, hotel stays, out-of-town meals, and telecommunication charges. Due to the immateriality of such reimbursements in years prior to 2002, previously reported revenue and expenses were not restated upon adoption of EITF 01-14.

Billings for products or services for which the Company acts as an agent on behalf of the customer are excluded from the Company's revenue and expense, except to the extent of any mark-up.

Deferred revenue comprises payments from customers for which services have not yet been performed or prepayments against development work in process. These unearned revenues are deferred and recognized as future contract costs are incurred and as contract services are rendered.

Research and development costs

Research and development costs are charged to expense as incurred and were $4,799, $4,125 and $1,614 in 2002, 2001 and 2000, respectively.

Property, equipment and purchased software

Computer equipment and furniture are stated at cost and are depreciated on a straight-line basis using estimated useful lives of two to seven years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvement. Software purchased by the Company and utilized either internally or in providing contract services is capitalized at cost and amortized on a straight-line basis over the lesser of its useful life or the term of the related contract.

Upon sale or retirement of property and equipment, the costs and related accumulated depreciation are eliminated from the accounts, and any gain or loss on such disposition is reflected in the consolidated statements of operations. Expenditures for repairs and maintenance are charged to operations as incurred.

Goodwill and other intangibles

The Company accounts for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards Board No. ("Financial Accounting Standards" or "FAS") 142, "Goodwill and Other Intangible Assets," which requires that goodwill and certain indefinite-lived assets no longer be amortized but evaluated annually for impairment.

(amounts in thousands, except per share amounts)

Other intangible assets are amortized on a straight-line basis over their estimated useful lives, which range from eighteen months to fifteen years.

The Company evaluates long-lived assets and intangible assets with definite lives for impairment, as well as the related amortization periods, to determine whether adjustments to these amounts or useful lives are required based on current events and circumstances. The evaluation is based on the Company's projection of the undiscounted future operating cash flows of the underlying assets. To the extent such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amounts of related assets, a charge is recorded to reduce the carrying amount to equal projected future discounted cash flows.

Goodwill is tested for impairment annually, or if an event occurs or circumstances change that may reduce the fair value of the reporting unit below its book value. The impairment test is conducted at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, the fair value of the reporting unit is then allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. This implied fair value is then compared with the carrying amount of the reporting unit goodwill, and if it is less, the Company would then recognize an impairment loss.

Income taxes

The Company uses the liability method to compute the income tax provision. Under this method, deferred income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense consists of the Company's current and deferred provision for US and foreign income taxes.

The Company does not provide for foreign withholding and income taxes on the undistributed earnings for its foreign subsidiaries amounting cumulatively to $64,045 at December 31, 2002, and $50,010 at December 31, 2001, as such earnings are intended to be permanently invested in those operations. The ultimate tax liability related to repatriation of such earnings is dependent upon future tax planning opportunities and is not estimable at the present time.

Foreign operations

The consolidated balance sheets include foreign assets and liabilities of $80,967 and $51,438, respectively, as of December 31, 2002, and $90,850 and $79,013, respectively, as of December 31, 2001.

Assets and liabilities of subsidiaries located outside the United States are translated into U.S. dollars at current exchange rates as of the respective balance sheet date, and revenue and expenses are translated at average exchange rates during each reporting period. Translation gains and losses are recorded as a component of accumulated other comprehensive income (loss) on the consolidated balance sheets.

The Company periodically enters into foreign currency exchange forward contracts to hedge certain foreign currency transactions for periods consistent with the terms of the underlying transactions. The forward exchange contracts generally have maturities that do not exceed one year.

The net foreign currency transaction gains and (losses) reflected in other income (expense), net, in the consolidated statements of operations, were $123, ($393) and ($838) for the years ended December 31, 2002, 2001 and 2000, respectively.

Concentrations of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash equivalents and accounts receivable. The Company's

(amounts in thousands, except per share amounts)

cash equivalents consist primarily of short-term money market deposits. The Company has deposited its cash equivalents with reputable financial institutions, from which the Company believes the risk of loss to be remote. The Company has accounts receivable from its customers that are engaged in various industries including banking, insurance, healthcare, manufacturing, telecommunications, travel and energy, as well as customers in the defense, law enforcement, and other governmental agencies, and are not concentrated in any specific geographic region. These specific industries may be affected by economic factors which may impact accounts receivable. Generally, the Company does not require collateral from its customers, since the receivables are supported by long-term contracts. Management does not believe that any single customer, industry or geographic area represents significant credit risk.

No customer accounted for 10% or more of the Company's accounts receivable at December 31, 2002. One customer accounted for 13% of the Company's accounts receivable at December 31, 2001.

Financial instruments

The fair value of the Company's financial instruments is estimated using bank or market quotes. The carrying amount of short-term financial instruments (cash and cash equivalents, accounts receivable, and certain other liabilities) approximates fair value due to the short maturity of those instruments.

The Company uses derivative financial instruments for the purpose of hedging specific exposures as part of its risk management program and holds all derivatives for purposes other than trading. To date, the Company's use of such instruments has been limited to foreign currency forward contracts. The Company does not currently utilize hedge accounting with regard to these derivatives and records all gains and losses associated with such derivatives in the earnings of the appropriate period. In compliance with FAS 133, "Accounting for Derivative Instruments and Hedging Activities," the Company records the net fair value of the derivatives in accounts receivable, net, on the consolidated balance sheets.

The Company accounts for its marketable equity securities in accordance with FAS 115, "Accounting for Certain Investments in Debt and Equity Securities." Management determines the appropriate classification of marketable equity securities at the time of purchase and re-evaluates such designation at each balance sheet date. All marketable equity securities held by the Company have been classified as available-for-sale and are carried at fair value, with unrealized holding gains and losses, net of taxes, reported as a component of accumulated other comprehensive loss on the consolidated balance sheets. Realized gains and losses are recorded based on the specific identification method.

Treasury stock

Treasury stock transactions are accounted for under the cost method. Repurchased treasury stock will be utilized for employee stock plans, acquisitions, and other Company uses. At December 31, 2002, the Company had no shares in treasury, and at December 31, 2001, the Company had 154 shares in treasury.

Stock-based compensation

The Company has elected to follow Accounting Principles Board Opinion No. ("APB") 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock options. Under APB 25 compensation expense is recorded when the exercise price of employee stock options is less than the fair value of the underlying stock on the date of grant. The Company has implemented the disclosure-only provisions of FAS 123, "Accounting for Stock-Based Compensation," and FAS 148, "Accounting for Stock-Based Compensation Transition and Disclosure." Had the Company elected to adopt the expense recognition provisions of FAS 123, the pro forma impact on net income and earnings per share would have been as follows:

(amounts in thousands, except per share amounts)

	2002	2001	2000
Net income (loss)			
As reported	$ 78,288	$ (2,671)	$55,483
Less: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(14,897)	(11,700)	(14,392)
Pro forma	$ 63,391	$(14,371)	$41,091
Basic earnings (loss) per common share			
As reported	$ 0.74	$ (0.03)	$ 0.58
Pro forma	$ 0.60	$ (0.14)	$ 0.43
Diluted earnings (loss) per common share			
As reported	$ 0.68	$ (0.03)	$ 0.49
Pro forma	$ 0.58	$ (0.14)	$ 0.36

Except for a limited number, all options granted by the Company in 2002, 2001 and 2000 were granted at the per share fair market value in effect on the grant date. Vesting of options differs based on the terms of each option. Typically, options either vest ratably over the vesting period, vest at the end of the vesting period, or vest based on the attainment of various criteria. Prior to the IPO Date, the fair value of each option grant was estimated on the grant date using the Minimum Value Stock option-pricing model. Subsequent to this date, the Black-Scholes option-pricing model was utilized by the Company. The weighted average risk free interest rates used were 2.82%, 4.54%, and 6.42% for the years ended December 31, 2002, 2001 and 2000, respectively. Volatility was estimated to be 58%, 55% and 45% for the years ended December 31, 2002, 2001 and 2000, respectively. With the exception of certain grants with cliff vesting and acceleration features, the expected life of each grant was generally estimated to be a period equal to one half of the vesting period, plus one year, for all periods presented. The expected life for cliff vesting grants was equal to the vesting period, and the expected life for grants with acceleration features was estimated to be equal to the midpoint of the vesting period. The expected dividend yield for all periods is 0%. The weighted average grant-date fair value per share of options granted in 2002, 2001 and 2000 was $5.25, $7.67, and $9.19, respectively.

Reclassifications

Certain of the amounts in the accompanying financial statements have been reclassified to conform to the current year presentation. These reclassifications had no material effect on the Company's consolidated financial statements.

Accounting Standards Issued

FINANCIAL ACCOUNTING STANDARDS 146

In June 2002, the Financial Accounting Standards Board ("FASB") issued FAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities. This statement supersedes EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." The Company is required to adopt FAS 146 no later than January 1, 2003. The Company does not believe that the adoption of FAS 146 will have a material impact on its consolidated financial statements.

(amounts in thousands, except per share amounts)

FINANCIAL ACCOUNTING STANDARDS 148

In December 2002, the FASB issued FAS 148, "Accounting for Stock-Based Compensation Transition and Disclosure." This statement amends FAS 123, "Accounting for Stock-Based Compensation," and establishes two alternative methods of transition from the intrinsic value method to the fair value method of accounting for stock-based employee compensation. In addition, FAS 148 requires prominent disclosure about the effects on reported net income and requires disclosure of these effects in interim financial information. The provisions for the alternative transition methods are effective for fiscal years ending after December 15, 2002, and the amended disclosure requirements are effective for interim periods beginning after December 15, 2002 and allow for early application. The Company currently plans to continue accounting for stock-based compensation under APB 25.

EMERGING ISSUES TASK FORCE ISSUE NO. 00-21

The Company has long-term fixed-price contracts that include certain deliverables and ongoing service elements. The Company recognizes revenue on these contracts under the percentage-of-completion method using incurred costs as a measure of progress towards completion. On November 21, 2002, the EITF reached a consensus on EITF 00-21 regarding when and how to separate elements of a contract into separate units of accounting. The Company is required to adopt EITF 00-21 for all new revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Alternatively, the Company may also apply EITF 00-21 to existing contracts and record the effect of adoption as the cumulative effect of a change in accounting principle.

The Company plans to adopt EITF 00-21 as of January 1, 2003, for both existing and prospective customer contracts. This voluntary adoption for existing contracts will result in a charge for the cumulative effect of a change in accounting principle of between $.25 and $.32 per share, which includes a charge of between $.10 and $.15 per share to recognize a loss on a contract element included in an otherwise profitable contract.

FINANCIAL ACCOUNTING STANDARDS BOARD INTERPRETATION NO. 45

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002; while the provisions of the disclosure requirements are effective for financial statements of interim or annual reports ending after December 15, 2002.

The Company adopted the disclosure provisions of FIN 45 during the fourth quarter of fiscal 2002 and such adoption did not have a material impact on our consolidated financial statements. The Company is currently evaluating the recognition provisions of FIN 45 but expects that the adoption of these provisions will not have a material adverse impact on the Company's consolidated results of operations or financial position.

FINANCIAL ACCOUNTING STANDARDS BOARD INTERPRETATION NO. 46

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") which changes the criteria by which one company includes another entity in its consolidated financial statements. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after

(amounts in thousands, except per share amounts)

January 31, 2003, and apply in the first fiscal period beginning after June 15, 2003, for variable interest entities created prior to February 1, 2003.

The Company has an operating lease contract with a variable interest entity (also called a special purpose entity) for the use of land, existing office buildings, improvements, as well as the development of data center facilities in Plano, Texas. The Company believes the estimated fair market value of the underlying assets is no less than the remaining lease obligations totaling approximately $75,000 at December 31, 2002. The Company currently does not consolidate this entity. However, based on the current structure of the lease and the provisions of FIN 46, the Company will be required to consolidate this entity effective for the first fiscal period beginning after June 15, 2003. Upon consolidation of this entity, the impact would be as discussed in Note 13, "Commitments and Contingencies."

2. ACCOUNTS RECEIVABLE

Accounts receivable consists of the following as of December 31:

	2002	2001
Amounts billed	$111,357	$120,998
Amounts to be invoiced	45,964	41,316
Recoverable costs and profits	4,893	2,484
Other	13,702	11,959
Allowance for doubtful accounts	(13,549)	(15,850)
	$162,367	$160,907

With regard to amounts billed, allowances for doubtful accounts are provided based on specific identification where less than full recovery of accounts receivable is expected. Amounts to be invoiced represent revenue contractually earned for services performed that are invoiced to the customer in the following month. Recoverable costs and profits represent amounts recognized as revenue that have not yet been billed in accordance with the contract terms but are anticipated to be billed within one year. Included in allowance for doubtful accounts at December 31, 2002, is an allowance of $8,717 related to the pre-petition receivables from ANC Rental Corporation ("ANC"), which was primarily charged to expense in 2001 when ANC filed for protection from its creditors under Chapter 11 of the United States Bankruptcy Code in November of 2001.

3. PROPERTY, EQUIPMENT AND PURCHASED SOFTWARE

Property, equipment and purchased software consists of the following as of December 31:

	2002	2001
Owned assets:		
Computer equipment	$ 52,008	$ 49,194
Furniture and equipment	26,778	31,739
Leasehold improvements	21,998	23,539
	100,784	104,472
Less accumulated depreciation and amortization	(64,095)	(67,684)
	36,689	36,788
Assets under capital lease:		
Computer equipment	467	–
Furniture and equipment	90	–
	557	–
Less accumulated depreciation and amortization	(248)	–
	309	–
Purchased software	49,259	39,752
Less accumulated amortization	(23,714)	(24,114)
	25,545	15,638
Total property, equipment and purchased software, net	$ 62,543	$ 52,426

Depreciation and amortization expense for property, equipment and purchased software was $28,394, $26,056 and $22,944 for the years ended December 31, 2002, 2001 and 2000, respectively.

4. ACQUISITIONS

On January 1, 2002, the Company acquired all of the outstanding shares of Claim Services Resource Group, Inc. ("CSRG"), a company that provides claims processing and related services to the health insurance and managed care customers in the healthcare industry. As a result of the acquisition, the Company expanded its business process capabilities available to its customers. Total consideration included $49,151 in

(amounts in thousands, except per share amounts)

cash (net of $10,328 of cash acquired) and $3,131 in the form of 154 shares of the Company's Class A Common Stock and was based on the estimated enterprise value of the acquired corporation. The results of operations of CSRG and the estimated fair value of assets acquired and liabilities assumed are included in the Company's consolidated financial statements beginning on the acquisition date. The excess of the purchase price over the net assets acquired in the amount of $52,110 was recorded as goodwill on the consolidated balance sheets, was assigned to the IT Solutions segment, and is not deductible for tax purposes.

The following table summarizes the estimated fair values of the CSRG assets acquired and liabilities assumed at the date of acquisition.

As of January 1, 2002	
Current assets	$ 16,692
Property, equipment and purchased software, net	2,450
Goodwill	52,110
Other non-current assets	2,989
	74,241
Current liabilities	(10,224)
Other non-current liabilities	(1,407)
Purchase consideration	$ 62,610

On July 1, 2002, the Company acquired all of the outstanding shares of ADI Technology Corporation ("ADI"), a professional services company that provides technical, information, and management disciplines to the Department of Defense, law enforcement agencies, and other governmental agencies. As a result of the acquisition, the Company expanded into a Government Services segment. The purchase price includes $37,765 in cash ($4,186 of which is being held in escrow during a contractual purchase price adjustment period) and may include additional payments totaling up to $15,000 in cash or stock over the next two years, of which up to $3,000 may be paid in 2003. The possible future payments are contingent on ADI achieving certain financial targets over the same period, and at the Company's discretion, up to 60% of these payments may be settled in Class A Common Stock of the Company. The results of operations of ADI and the estimated fair value of assets acquired and liabilities assumed are included in the Company's consolidated financial statements beginning on the acquisition date. The allocation of the excess of the purchase price over the net assets acquired is pending completion of a contractual purchase price adjustment period; however, the estimated excess purchase price (in the amount of $26,899) was recorded as goodwill on the consolidated balance sheets, was assigned to the Government Services segment, and is not deductible for tax purposes.

The following table summarizes the estimated fair values of the ADI assets acquired and liabilities assumed at the date of acquisition.

As of July 1, 2002	
Current assets	$15,789
Property, equipment and purchased software, net	2,532
Goodwill	26,899
Other non-current assets	2,608
	47,828
Current liabilities	(9,075)
Other non-current liabilities	(988)
Purchase consideration	$37,765

During 2001, the Company acquired substantially all of the assets of Advanced Receivables Strategy, Inc. ("ARS"), a corporation that provides on-site accelerated revenue recovery, consulting and outsourcing services to the healthcare industry. As a result of the acquisition, the Company expanded its business process capabilities available to its customers. The purchase price consisted of cash payments of $52,225 (net of $250 in cash acquired) in 2001 and additional consideration of $10,000 in cash and $10,756 in 549 shares of the Company's Class A Common Stock in 2002, which were paid to ARS when they met their 2001 financial targets. In addition, the Company may make three additional payments totaling up to $30,000 in cash or stock over the next two years, of which up to $10,000 may be paid in 2003. The possible future payments are contingent on ARS achieving certain

(amounts in thousands, except per share amounts)

financial targets over the same period, and at the Company's discretion, up to 50% of these payments may be settled in Class A Common Stock of the Company. The attainment of financial targets for 2002 is expected to become determinable during the first quarter of 2003. The results of operations of ARS and the estimated fair value of assets acquired and liabilities assumed were included in the Company's consolidated financial statements beginning on the acquisition date. The excess of the purchase price over the net assets acquired in the amount of $58,940 was recorded as goodwill on the consolidated balance sheets, was assigned to the IT Solutions segment, and is deductible for tax purposes.

On March 30, 2000, the Company acquired substantially all of the assets and liabilities of Solutions Consulting, Inc. ("Solutions Consulting"), a Pittsburgh-based company specializing in systems integration and package implementation. Total consideration included $41,119 in cash (net of $8,881 of cash acquired) and $50,000 in the form of 1,966 shares of the Company's Class A Common Stock. The Company also paid $22,100 in cash for the benefit of Solutions Consulting employees, which was recorded as a compensation charge. The results of operations of Solutions Consulting and the estimated fair value of assets acquired and liabilities assumed were included in the Company's consolidated financial statements beginning on the acquisition date. The excess of the purchase price over the net assets acquired in the amount of $81,601 was recorded as goodwill on the consolidated balance sheets, was assigned to the Consulting segment, and $69,930 of goodwill is deductible for tax purposes.

The revenue and operating expenses of Solutions Consulting for the first three months of 2000 were included in the consolidated statements of operations for the year ended December 31, 2000, and pre-acquisition operating earnings were eliminated in other income (expense), net, in the consolidated statements of operations for the same period, as permitted by Accounting Research Bulletin 51, "Consolidated Financial Statements." Specifically, Solutions Consulting contributed $11,960, $6,801, and $1,658 toward revenue, direct cost of services, and selling, general and administrative ("SG&A") expenses, respectively, during the first quarter of 2000, and $3,501 in pre-tax income related to the first quarter of 2000 was eliminated in other income (expense), net, in the consolidated statements of operations.

The following table reflects pro forma combined results of operations of the Company and Solutions Consulting on the basis that the acquisition had taken place at the beginning of the calendar year for the year presented:

	2000
	(Unaudited)
Income before taxes	$93,681
Net income	56,677
Basic earnings per common share	0.59
Diluted earnings per common share	0.50

In management's opinion, the unaudited pro forma combined results of operations are not necessarily indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of 2000 or of future operations of the combined companies under the ownership and management of the Company.

During 2000, the Company acquired all of the outstanding shares of Health Systems Design Corporation ("HSD") for $9,274 in cash (net of $4,271 in cash acquired). HSD provides information systems solutions for organizations that administer health benefits. The results of operations of HSD and the estimated fair value of assets acquired and liabilities assumed were included in the Company's consolidated financial statements as of the acquisition date. The excess of the purchase price over the net assets acquired in the amount of $2,149 was recorded as goodwill on the consolidated balance sheets, was assigned to the IT Solutions segment, and is not deductible for tax purposes.

5. GOODWILL AND OTHER INTANGIBLE ASSETS

Effective July 1, 2001, the Company adopted certain provisions of FAS 141, "Business Combinations," and effective January 1, 2002, the Company adopted the

(amounts in thousands, except per share amounts)

full provisions of FAS 141 and FAS 142, "Goodwill and Other Intangible Assets." FAS 141 requires business combinations initiated after June 30, 2001, to be accounted for using the purchase method of accounting and broadens the criteria for recording intangible assets other than goodwill. The Company evaluated its goodwill and intangibles acquired prior to June 30, 2001, using the criteria of FAS 141, which resulted in $4,665 (net of related deferred tax liability) of assembled workforce intangibles being reclassified into goodwill at January 1, 2002. FAS 142 requires that purchased goodwill and certain indefinite-lived intangibles no longer be amortized, but instead be tested for impairment at least annually. This testing requires the comparison of carrying values to fair value and, when appropriate, requires the reduction of the carrying value of impaired assets to their fair value.

The transitional impairment analysis required upon adoption of FAS 142 was completed during the first quarter of 2002, and the annual goodwill impairment analysis was completed during the third quarter of 2002. In both impairment analyses, the Company determined that there was no impairment of the carrying value of goodwill. Additionally, the Company evaluated its intangible assets and determined that all such assets have determinable lives.

The following tables provide comparative net income (loss) and earnings (loss) per common share had the non-amortization provision of FAS 142 been adopted for each of the years ended:

	2002	2001	2000
Net income (loss)	**$78,288**	$(2,671)	$55,483
Adjustments:			
Assembled workforce amortization net of tax benefit of $376 and $211	**–**	614	345
Goodwill amortization, net of tax benefit of $1,683 and $1,262	**–**	3,802	2,717
Adjusted net income	**$78,288**	$ 1,745	$58,545
Basic earnings (loss) per common share:			
Reported basic earnings (loss) per common share	**$ 0.736**	$(0.027)	$ 0.577
Adjusted basic earnings per common share	**$ 0.736**	$ 0.018	$ 0.609
Diluted earnings (loss) per common share:			
Reported diluted earnings (loss) per common share	**$ 0.678**	$(0.027)	$ 0.489
Adjusted diluted earnings per common share	**$ 0.678**	$ 0.015	$ 0.516

The changes in the carrying amount of goodwill for the year ended December 31, 2002, by reporting segment are as follows:

	IT Solutions	Government Services	Consulting	Total
Balance as of December 31, 2001	$ 59,683	$ –	$67,478	$127,161
Reclassification of assembled workforce intangibles to goodwill	772	–	3,893	4,665
Additional goodwill for ARS acquisition	756	–	–	756
Goodwill resulting from CSRG acquisition	52,110	–	–	52,110
Goodwill resulting from ADI acquisition	–	26,899	–	26,899
Other adjustments	(516)	–	–	(516)
Balance as of December 31, 2002	**$112,805**	**$26,899**	**$71,371**	**$211,075**

(amounts in thousands, except per share amounts)

Identifiable intangible assets as of December 31, 2002, are recorded in other non-current assets in the condensed consolidated balance sheets and are comprised of:

	Gross Carrying Value	Accumulated Amortization	Net Book Value
Service marks	$ 5,552	$ (2,252)	$3,300
Customer based assets	4,249	(740)	3,509
Other intangible assets	2,311	(519)	1,792
Balance at December 31, 2002	$12,112	$ (3,511)	$8,601

Total amortization expense for identifiable intangible assets was $2,305, $2,014 and $740 for the years ended December 31, 2002, 2001 and 2000, respectively. Amortization expense is estimated at $2,446, $1,989, $1,570, $907 and $486 for the years ended December 31, 2003 through 2007, respectively. Identifiable intangible assets will be amortized over a weighted average of approximately seven years.

6. OTHER NON-CURRENT ASSETS

Long-term accrued revenue

Long-term accrued revenue was $74,489 and $34,003 at December 31, 2002 and 2001, respectively. These amounts represent revenue earned under long-term service contracts, recognized under the percentage-of-completion method of accounting. These revenues will be billed in the future as specified in the terms of the related contracts.

At December 31, 2002, long-term accrued revenue included $20,814 from a customer for whom the Company is providing IT infrastructure and software development services. The estimated actual cost of this software development project will significantly exceed the fee as specified in the contract. While the contract enables the Company to collect for some of the overages above the specified fee, the Company believes that it will not fully recover all of the overages. The Company expects the IT outsourcing contract with this customer to be profitable over the full term of the agreement even after considering the expected loss on the software development project. The estimated billings and costs related to this project are included in the Company's estimates of revenue and costs for the entire IT outsourcing contract that were used to recognize revenue for 2002 under the percentage-of-completion method. As discussed in Note 1 regarding the adoption of EITF 00-21, in the first quarter of 2003 the Company expects to record a loss on this separate development project in the amount of $0.10 to $0.15 per share. However, the actual losses with respect to this development effort may eventually exceed the Company's current estimates.

As discussed above in Note 1, the Company will adopt EITF 00-21 as of January 1, 2003, for both existing and prospective customer contracts. This adoption will result in a charge for the cumulative effect of a change in accounting principle and will result in a reduction in the long-term accrued revenue balance of approximately $35,000.

Investments in and advances to unconsolidated affiliates

In 1996, the Company entered into a joint venture with HCL Corporation Limited and HCL Europe Limited whereby the Company owns 50% of HCL Perot Systems N.V. ("HPS"), an information technology services company based in India. The Company contributed capital of $500 and $1,760 to HPS during 1997 and 1996, respectively, and is required to contribute additional capital up to a limit of $6,900, on a call basis. The Company's investment in HPS at December 31, 2002 and 2001 was $31,405 and $27,299, respectively. HPS provided subcontractor services to the Company totaling $26,267, $20,649 and $26,071 for the years ended December 31, 2002, 2001 and 2000, respectively.

In 1996, the Company acquired 40% of the equity interest in Systor AG ("Systor"), a Swiss information services company, from UBS AG as part of a larger services agreement. In January 2000, the Company sold its 40% equity interest in Systor to UBS Capital B.V. for a purchase price of $55,486, resulting in a $38,851 pretax gain, which is included in other income

(amounts in thousands, except per share amounts)

(expense), net in the consolidated statements of operations. UBS Capital B.V. was the holder of the remaining 60% interest in Systor.

In July 2000, the Company entered into a joint venture whereby the Company owned 50% of BillingZone, LLC ("BillingZone"), which provides business-to-business electronic bill presentment and payment services. The Company made cash contributions to the joint venture totaling $15,000 in 2000 and recorded losses of $791 and $13,438 for 2001 and 2000, respectively, which are included in equity in earnings (loss) of unconsolidated affiliates in the consolidated statements of operations. In 2000, the loss included a charge of $9,111 to adjust the carrying amount of this investment in accordance with the provisions of APB 18, "The Equity Method of Accounting for Investments in Common Stock," reflecting the revised projections by BillingZone of future product development costs and operating expenses.

The Company provided certain services to BillingZone and recorded revenue of $110 and $4,708 and direct cost of services of $653 and $2,408 during 2001 and 2000, respectively.

In connection with these services, the Company recorded a net return of its investment in BillingZone totaling $771 for 2001.

In the fourth quarter of 2002, the Company divested its share of BillingZone, resulting in a $963 loss, which is recorded in other income (expense), net in the consolidated statements of operations.

No dividends or distributions were received from investments in unconsolidated affiliates in 2002. The amount of cumulative undistributed earnings from investments in unconsolidated affiliates recorded in retained earnings was $30,948, $26,271 and $17,041 for 2002, 2001 and 2000, respectively.

Software royalty and contract rights

In August 2000, the Company and ANC committed to enter into an agreement to extend the term of ANC's original services contract and to reduce the Company's royalty obligations to them. Royalties are generally payable to ANC in connection with the future licensing to third parties of the intellectual property developed by the Company for ANC. As part of the agreement, which was executed in October 2000, the Company paid ANC $25,000. Utilizing the guidance in APB 17, "Intangible Assets," the Company allocated $10,100 to contract rights and the remaining $14,900 to a software royalty intangible asset.

At December 31, 2000, the Company reviewed these assets for impairment and determined that the value assigned to the software royalty intangible asset of $14,900 was impaired. This impairment was the result of the loss of sales prospects for the license of the related intellectual property. Further, no material viable alternative market for this intangible asset could be identified. Accordingly, the entire amount allocated to the software royalty intangible asset was charged to selling, general and administrative expenses in the consolidated statements of operations.

The net book value of the contract rights of $10,100 was being amortized to revenue over the seven-year contract extension. In November 2001, ANC filed for bankruptcy protection. At that time, the Company determined that the contract rights were impaired. Accordingly, the unamortized balance of $8,477 was charged to direct costs of services in the consolidated statements of operations for the year ended December 31, 2001.

Marketable equity securities

In May 1999, the Company purchased 1,000 common shares (approximately 3% voting interest) in the initial public offering of TenFold Corporation ("TenFold") for $17,000. Through a series of transactions during 2000, the Company sold 500 shares of its 1,000 shares of TenFold common stock. The total proceeds and realized gains on these transactions were $23,992 and $14,952 ($9,046 net of tax), respectively. At December 31, 2000, the Company concluded that the remaining investment in TenFold had experienced a decline in value that was considered to be other than temporary. Accordingly, the remaining shares were written down to their fair market value of $750, thereby realizing a loss of $7,750

(amounts in thousands, except per share amounts)

($4,689 net of tax). At March 31, 2001, the Company concluded that this investment had experienced an additional decline in value, which was considered to be other than temporary, and the remaining shares were written down to their fair market value of $156, thereby realizing a loss of $594 ($359 net of tax). All realized gains and losses related to the investment in TenFold are included in other income (expense), net, in the consolidated statements of operations.

At December 31, 2002, the fair market value of this investment was $70 and the unrealized loss of $86 ($54 net of tax) was classified in accumulated other comprehensive loss on the consolidated balance sheets.

7. ACCRUED AND OTHER CURRENT LIABILITIES

Accrued and other current liabilities consist of the following as of December 31:

	2002	2001
Operating expenses	$75,956	$102,503
Taxes other than income, insurance, rents, licenses and maintenance	7,304	5,834
Contract-related and other	9,942	13,391
	$93,202	$121,728

Operating expenses

At December 31, 2001, accrued liabilities for operating expenses included the accrual for $20,000 of additional consideration for ARS that was earned in 2001 but was not paid until the first quarter of 2002 and $4,200 for contract-related expenses associated with the bankruptcy of a customer. In addition, accrued liabilities for operating expenses included $15,864 and $18,454 in 2002 and 2001, respectively, related to the current portion of the remaining liabilities associated with the Company's realigned operating structure as discussed in Note 18.

Contract-related and other

Contract-related and other accrued liabilities includes liabilities recorded for both corporate and contract-related needs. Contract-related accrued liabilities include claims made by customers for services that require additional effort, costs or settlements by the Company to satisfy contractual requirements. The Company continually monitors contract performance in light of customer expectations, the complexity of work, project plans, delivery schedules and other relevant factors. Provisions for estimated losses, if any, are made in the period in which the loss first becomes probable and reasonably estimable. At December 31, 2001, the Company had recorded $4,200 for expenses associated with ANC's bankruptcy. During the second quarter of 2002, the Company received a payment for $3,000 of these contract-related expenses, which was recorded as a reduction of direct cost of services in the second quarter of 2002.

8. COMMON AND PREFERRED STOCK

Class A Common Stock

On February 2, 1999 (the "IPO Date"), the Company completed an initial public offering of 7,475 shares of Class A Common Stock at an initial public offering price of $16.00 per share. Net proceeds to the Company were $108,126.

Class B Convertible Common Stock

The Class B shares were authorized in conjunction with the provisions of the original UBS AG service agreements, which were signed in January 1996. Class B shares are non-voting and convertible, but otherwise are equivalent to the Class A shares.

Under the terms and conditions of the UBS AG agreements, each Class B share shall be converted, at the option of the holder, on a share-for-share basis, into a fully paid and non-assessable Class A share upon sale of the share to a third-party purchaser under one of the following circumstances: 1) in a widely dispersed offering of the Class A shares; 2) to a purchaser of Class A shares who prior to the sale holds a majority of the Company's stock; 3) to a purchaser who after the sale holds less than 2% of the Company's stock; 4) in a transaction that complies with Rule 144 under the Securities Act of 1933, as amended; or 5) any sale approved by the Federal Reserve Board of the United States.

(amounts in thousands, except per share amounts)

During 1997, the Company concluded the renegotiation of the terms of its strategic alliance with UBS AG. Under these terms and conditions the Company sold to UBS AG 100 shares of the Company's Class B stock at a purchase price of $3.65 per share. These Class B shares are subject to certain transferability and holding-period restrictions, which lapse over a defined vesting period. These shares vest ratably over the ten-year term of the agreement on a monthly basis. Upon termination of the IT Services Agreement, the Company has the right to buy back any previously acquired unvested shares of our Class B Common Stock for the original purchase price of $3.65 per share. Additionally, as discussed in Note 9, options were issued to UBS under this agreement.

Pursuant to the Bank Holding Company Act of 1956 and subsequent regulations and interpretations by the Federal Reserve Board, UBS AG's holdings in terms of shares of the Company's Class B Common Stock may not exceed 10% of the total of all classes of the Company's common stock. Similarly, the total consideration paid by UBS AG for the purchase of shares plus the purchase and exercise of options may not exceed 10% of the Company's consolidated stockholders' equity as determined in accordance with generally accepted accounting principles. If, however, on certain specified anniversaries of the execution date of the new agreement, beginning in 2004, the number of Class B shares, for which UBS AG's options are exercisable, is limited due to an insufficient number of shares outstanding, UBS AG has the right to initiate procedures to eliminate such deficiency. These procedures may involve (i) issuance of additional Class A shares by the Company, (ii) a formal request to the Federal Reserve Board from UBS for authorization to exceed the 10% limit on ownership, or (iii) the purchase of Class B shares by the Company from UBS at a defined fair value. In addition, the exercise period for options to purchase vested shares would be increased beyond the normal five years to account for any time during such exercise period in which UBS is unable to exercise its options as a result of the regulations.

Preferred stock

In July 1998, the Board of Directors of the Company approved an amendment to the Company's Certificate of Incorporation which authorized 5,000 shares of Preferred Stock, the rights, designations, and preferences of which may be designated from time to time by the Board of Directors.

On January 5, 1999, the Company's Board of Directors authorized two series of Preferred Stock in connection with the adoption of a Shareholder Rights Plan: 200 shares of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), and 10 shares of Series B Junior Participating Preferred Stock, par value $.01 per share (the "Series B Preferred Stock" and, together with the Series A Preferred Stock, the "Preferred Stock").

Stockholder rights plan

The Company has entered into a Stockholder Rights Plan, pursuant to which one Class A Right and one Class B Right ("Right," or together, the "Rights") is attached to each respective share of Class A and Class B Common Stock. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share of Series A or Series B Preferred Stock, at a purchase price of $55.00 per share, subject to adjustment. These Rights have certain anti-takeover effects and will cause substantial dilution to a person or group that attempts to acquire the Company in certain circumstances. Accordingly, the existence of these Rights may deter certain acquirors from making takeover proposals or tender offers.

Employee stock purchase plan

In July 1998, the Board of Directors adopted an employee stock purchase plan (the "ESPP"), which provides for the issuance of a maximum of 20,000 shares of Class A Common Stock. The ESPP became effective on the IPO Date. During 2000, the ESPP was amended such that this plan was divided into separate U.S. and Non U.S. plans in order to ensure that United States employees continue to receive tax benefits under Section 421 and 423 of the United States Internal Revenue Code. Following this division

(amounts in thousands, except per share amounts)

of the ESPP into the two separate plans, an aggregate of 19,736 shares of Class A Common Stock were authorized for sale and issuance under the two plans. Eligible employees may have up to 10% of their earnings withheld to be used to purchase shares of the Company's common stock on specified dates determined by the Board of Directors. The price of the common stock purchased under the ESPP will be equal to 85% of the fair value of the stock on the exercise date for the offering period.

9. STOCK AWARDS AND OPTIONS

Restricted Stock Plan

In 1988, the Company adopted a Restricted Stock Plan, which was amended in 1993, to attract and retain key employees and to reward outstanding performance. Employees selected by management may elect to become participants in the plan by entering into an agreement that provides for vesting of the Class A common shares over a five-to-ten year period. Each participant has voting, dividend and distribution rights with respect to all shares of both vested and unvested common stock. The Company may repurchase unvested shares and, under certain circumstances, vested shares of participants whose employment with the Company terminates. The repurchase price under these provisions is determined by the underlying agreement, generally the employees' cost plus interest at 8%. Common stock issued under the Restricted Stock Plan has been purchased by the employees at varying prices, determined by the Board of Directors and estimated to be the fair value of the shares based upon an independent third-party appraisal. No shares have been granted under this plan since 1999 and this plan was terminated in 2001. However, provisions of this plan will remain in effect for all outstanding stock granted under this plan.

2001 Long-Term Incentive Plan

In 2001, the Company adopted the 2001 Long-Term Incentive Plan (the "2001 Plan") under which employees, directors, or consultants may be granted stock options, stock appreciation rights, and restricted stock or may be issued cash awards, or a combination thereof. Under the 2001 Plan, stock option awards may be granted in the form of incentive stock options or nonstatutory stock options. The exercise price of any incentive stock option issued is the fair market value on the date of grant, the term of which may be no longer than ten years. The exercise price of a nonstatutory stock option may be no less than 85% of the fair market value on the date of grant, except under certain conditions specified in the 2001 Plan, the term of which may be no longer than eleven years. The vesting period for all options are determined upon grant date and usually vest over a three-to-ten year period, and in some cases can be accelerated through attainment of performance criteria.

1991 Stock Option Plan

In 1991, the Company adopted the 1991 Stock Option Plan (the "1991 Plan"), which was amended in 1993 and 1998. Pursuant to the 1991 Plan, options to purchase the Company's Class A common shares can be granted to eligible employees. Prior to the IPO Date, such options were generally granted at a price not less than 100% of the fair value of the Company's Class A common shares, as determined by the Board of Directors, and based upon an independent third-party valuation. Subsequent to the IPO Date, the exercise price for options issued is the fair market value of the shares on the date of grant. The stock options vest over a three-to-ten year period based on the provisions of each grant, and in some cases can be accelerated through attainment of financial performance criteria. The options are usually exercisable from the vesting date until the date one year after the entire option grant has vested. Unexercised vested options are cancelled following the expiration of a certain period after the employee leaves the employment of the Company. During 2001 this plan was terminated; however, provisions of the 1991 Plan will remain in effect for all outstanding options that were granted under this plan.

Advisor Stock Option/Restricted Stock Incentive Plan

In 1992, the Company adopted the Advisor Stock Option/Restricted Stock Incentive Plan (the "Advisor Plan"), which was amended in 1993, to enable non-

(amounts in thousands, except per share amounts)

employee directors and advisors to the Company and consultants under contract with the Company to acquire shares of the Company's Class A Common Stock at a price not less than 100% of the fair value of the Company's stock, as determined by the Board of Directors and based upon an independent third-party valuation. The options and shares are subject to a vesting schedule and to restrictions associated with their transfer. Under certain circumstances, the shares can be repurchased by the Company at cost plus interest at 8% from the date of issuance. During 2001 this plan was terminated; however, provisions of the Advisor Plan will remain in effect for all outstanding stock and options previously granted under this plan.

1996 Non-Employee Director Stock Option/Restricted Stock Plan

In 1996, the Company adopted the 1996 Non-Employee Director Stock Option/Restricted Stock Plan (the "Director Plan"). The Director Plan provides for the issuance of up to 800 Class A common shares or options to Board members who are not employees of the Company. Shares or options issued under the plan would be subject to five-year vesting, with options expiring after an eleven-year term. The purchase price for shares issued and exercise price for options issued is the fair value of the shares at the date of issuance. Other restrictions are established upon issuance.

Class B Stock Options under the UBS AG Agreement

Under the terms and conditions of the UBS AG agreement, which was renegotiated in 1997, the Company sold to UBS AG options to purchase 7,234 shares of the Company's Class B Common Stock at a non-refundable cash purchase price of $1.125 per option. These options are exercisable immediately and, for a period of five years after the date that such options become vested, at an exercise price of $3.65 per share. The 7,234 shares of Class B Common Stock subject to options vest at a rate of 63 shares per month for the first five years of the ten-year agreement and at a rate of 58 shares per month thereafter. In the event of termination of the UBS AG agreement, options to acquire unvested shares would be forfeited. Prior to 2002, UBS had exercised 1,684 Class B options in accordance with this plan, and an additional 3,392 Class B options were exercised during 2002. A total of 2,158 Class B options were outstanding at December 31, 2002. In January 2002, 1,784 Class B shares held by UBS were converted to Class A shares, which included the 100 Class B shares originally purchased by UBS in 1997.

(amounts in thousands, except per share amounts)

Stock options

Activity in options for Class A Common Stock:

	2001 Plan	1991 Plan	Director & Advisor Plans	Other Options	Total	Weighted Average Price
Outstanding at January 1, 2000	–	33,445	216	94	33,755	$ 5.38
Granted	–	28,846	–	–	28,846	19.05
Exercised	–	(3,251)	–	–	(3,251)	1.90
Forfeited	–	(7,508)	(8)	(94)	(7,610)	13.89
Outstanding at December 31, 2000	–	51,532	208	–	51,740	11.97
Exercisable at December 31, 2000	–	7,518	84	–	7,602	5.83
Outstanding at January 1, 2001	–	51,532	208	–	51,740	11.97
Granted	2,717	1,216	80	–	4,013	15.17
Exercised	–	(4,874)	–	–	(4,874)	3.26
Forfeited	–	(10,387)	–	–	(10,387)	12.08
Outstanding at December 31, 2001	2,717	37,487	288	–	40,492	13.30
Exercisable at December 31, 2001	2	8,593	118	–	8,713	10.14
Outstanding at January 1, 2002	**2,717**	**37,487**	**288**	**–**	**40,492**	**13.30**
Granted	**4,330**	**–**	**–**	**–**	**4,330**	**12.51**
Exercised	**–**	**(2,896)**	**–**	**–**	**(2,896)**	**4.46**
Forfeited	**(297)**	**(4,794)**	**–**	**–**	**(5,091)**	**15.64**
Outstanding at December 31, 2002	**6,750**	**29,797**	**288**	**–**	**36,835**	**13.58**
Exercisable at December 31, 2002	**295**	**9,587**	**168**	**–**	**10,050**	**11.82**

The following table summarizes information about options for Class A Common Stock outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Prices	Number	Weighted Average Exercise Price	Weighted Average Remaining Life	Number	Weighted Average Exercise Price
$ 0.25 - $ 5.00	6,836	$ 1.76	3.95	2,944	$ 1.92
$ 5.01 - $10.00	5,507	9.78	7.72	870	9.68
$10.01 - $15.00	10,063	11.41	6.37	2,993	11.00
$15.01 - $20.00	4,608	17.86	5.66	1,138	18.28
$20.01 - $25.00	9,821	24.16	6.53	2,105	24.22
Total	36,835	13.58	6.08	10,050	11.82

The Company may issue up to a total of 109,000, including shares previously issued, shares of the Company's Class A Common Stock under the Restricted Stock Plan, the 2001 Long-Term Incentive Plan, the 1991 Stock Option Plan, and the Advisor Stock Option/Restricted Stock Incentive Plan.

10. TERMINATION OF BUSINESS RELATIONSHIPS

During 2002, the Company and its partner in an application development joint venture terminated the joint venture. As a result, the Company received a termination fee of $7,289 and incurred expenses of $759 that were recorded in revenue and direct costs of services, respectively. In addition, in connection with

(amounts in thousands, except per share amounts)

this termination, the Company reduced a deferred tax asset valuation allowance, resulting in an income tax benefit of $1,565.

Also during 2002, the Company and its partner in a technology infrastructure services joint venture agreed to terminate the services provided by the joint venture, thereby exiting the joint venture relationship. As a result, the Company received a payment of $7,267 and incurred expenses of $89 that were recorded in revenue and direct costs of services, respectively.

11. INCOME TAXES

Income (loss) before taxes for the years ended December 31 was as follows:

	2002	2001	2000
Domestic	**$109,347**	$ 25,888	$87,707
Foreign	**12,849**	(12,118)	4,001
	$122,196	$ 13,770	$91,708

The provision for income taxes charged to operations was as follows:

	2002	2001	2000
Current:			
U.S. federal	**$17,246**	$12,922	$29,681
State and local	**2,086**	1,719	5,052
Foreign	**3,917**	(852)	(1,750)
Total current	**23,249**	13,789	32,983
Deferred:			
U.S. federal	**20,910**	(2,922)	473
State and local	**2,792**	820	89
Foreign	**(3,043)**	4,754	2,680
Total deferred	**20,659**	2,652	3,242
Total provision for income taxes	**$43,908**	$16,441	$36,225

The tax benefit of stock options exercised was $24,082, $17,128, and $16,078 in 2002, 2001 and 2000, respectively, and was recorded as an increase to additional paid-in-capital on the consolidated balance sheets.

The Company has foreign net operating loss carryforwards of $18,154 to offset future foreign taxable income that do not expire, except for $225 which expires in 2006 and $232 which expires in 2007. The Company also has U.S. federal net operating loss carryforwards of $11,123 which may be used to offset future taxable income and will begin to expire in 2014.

Deferred tax assets (liabilities) consist of the following at December 31:

	2002	2001
Property and equipment	**$ 2,113**	$ 7,514
Accrued liabilities	**18,131**	24,680
Intangible assets	**8,131**	12,793
Bad debt reserve	**5,003**	5,824
Loss carryforwards	**12,441**	12,057
Equity investments	**3,660**	4,765
Other	**965**	1,262
Gross deferred tax assets	**50,444**	68,895
Equity investments	**(11,672)**	(9,895)
Intangible assets	**(6,040)**	(3,487)
Property and equipment	**(1,510)**	–
Unbilled Receivables	**(957)**	–
Other	**(2,036)**	(757)
Gross deferred tax liabilities	**(22,215)**	(14,139)
Valuation allowance	**(8,328)**	(11,001)
Net deferred tax asset	**$ 19,901**	$ 43,755

The Company established a valuation allowance for deferred tax assets related to certain foreign operations during 2001. The valuation allowance decreased by $2,673 during 2002 as the Company adjusted the valuation allowance to reflect deferred tax assets at the amounts expected to be realized.

(amounts in thousands, except per share amounts)

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income before taxes, as a result of the following differences:

	2002	2001	2000
Statutory U.S. tax rate	**$42,769**	$ 4,819	$32,098
State and local taxes	**3,280**	777	3,508
Nondeductible items	**482**	614	459
Nondeductible amortization and write-off of intangible assets	**–**	445	281
U.S. rates in excess of foreign rates and other	**50**	(1,215)	(121)
	46,581	5,440	36,225
Valuation allowance	**(2,673)**	11,001	–
Total provision for income taxes	**$43,908**	$16,441	$36,225

12. SEGMENT AND CERTAIN GEOGRAPHIC DATA

The Company's operations are classified into three primary lines of business, which are also reportable segments. These lines of business are IT Solutions, Government Services and Consulting. The IT Solutions segment provides services to customers primarily under long-term contracts in strategic relationships. These services include technology and business process outsourcing, as well as industry domain-based short-term project and consulting capabilities. The Government Services segment provides consulting and technology-based business process solutions for the Department of Defense, law enforcement agencies, and other governmental agencies. The Consulting segment provides high-value and repeatable services related to business and technical expertise and the design and implementation of business and software solutions, primarily under short-term contracts related to specific projects. The Company's remaining operating areas and corporate activities are included in "Other" and include profits and expenses that are not related to the operations of the other reportable segments.

The reporting segments follow the same accounting policies used for the Company's consolidated financial statements as described in the summary of significant accounting policies. The Company evaluates segment performance based on income (loss) from operations before income taxes, exclusive of profits and expenses that are included in the "Other" category. All corporate and centrally incurred costs are allocated to the segments based principally on expenses, employees, square footage, or usage. In the Company's Annual Report on Form 10-K for the year ended December 31, 2001, goodwill, other intangible assets and related amortization expense associated with the acquisition of Solutions Consulting were included in "Other." In the summary below, these amounts are included in the Consulting segment for all periods presented.

(amounts in thousands, except per share amounts)

The following is a summary of certain financial information by reportable segment as of and for the years ended December 31, 2002, 2001 and 2000:

	IT Solutions	Government Services	Consulting	Other	Total
2002:					
Revenue	**$1,232,178**	**$38,204**	**$ 59,683**	**$ 2,080**	**$1,332,145**
Depreciation and amortization	**22,129**	**709**	**1,326**	**6,461**	**30,625**
Income before taxes	**115,750**	**2,483**	**2,257**	**1,706**	**122,196**
Total assets	**446,537**	**49,627**	**86,818**	**259,331**	**842,313**
2001:					
Revenue	$1,139,749	$ –	$ 62,031	$ 2,921	$1,204,701
Depreciation and amortization	18,008	–	8,649	8,443	35,100
Income (loss) before taxes	102,798	–	(3,937)	(85,091)	13,770
Total assets	383,362	–	84,502	289,734	757,598
2000:					
Revenue	$1,008,161	$ –	$ 77,436	$ 20,349	$1,105,946
Depreciation and amortization	12,250	–	6,991	8,913	28,154
Income (loss) before taxes	89,269	–	9,220	(6,781)	91,708
Total assets	308,684	–	106,339	258,129	673,152

During 2002, the Company recorded $14,556 of revenue associated with the exiting of two joint ventures, and this revenue was included in the IT Solutions segment. Because of the nature of this revenue, the Company has reported the related gross profit of $13,708 in "Other." Also included in "Other" are a $3,000 payment received from ANC that was previously believed to be unrecoverable, $11,087 of severance and other costs to exit certain activities, and expenses of $8,676 associated with the California energy investigations and related litigation.

Summarized below is the financial information for each geographic area as defined by FAS 131, "Disclosures about Segments of an Enterprise and Related Information." "All Other" includes financial information from the following geographic areas: Hong Kong, Japan, Singapore, Netherlands, Germany, France, Ireland, Switzerland, Luxembourg, and Belgium.

	2002	2001	2000
United States:			
Total revenue	**$1,078,257**	$ 891,044	$ 802,570
Long-lived assets at December 31	**422,793**	265,772	174,884
United Kingdom:			
Total revenue	**119,901**	152,094	153,701
Long-lived assets at December 31	**1,199**	2,166	4,235
All Other:			
Total revenue	**133,987**	161,563	149,675
Long-lived assets at December 31	**679**	1,400	1,809
Consolidated:			
Total revenue	**1,332,145**	1,204,701	1,105,946
Long-lived assets at December 31	**424,671**	269,338	180,928

(amounts in thousands, except per share amounts)

For the years ended December 31, 2002, 2001 and 2000, revenue from one customer comprised 19%, 24% and 24% of total revenue, respectively.

13. COMMITMENTS AND CONTINGENCIES

Operating leases and maintenance agreements

In June 2000, the Company entered into an operating lease agreement with a special purpose entity for the use of land, existing office buildings, improvements, as well as the development of data center facilities in Plano, Texas. This special purpose entity is a trust that is owned by a consortium of financial institutions, and the Company has no equity ownership and no managerial involvement in this entity.

The initial term of this lease extends through June 2005, with one optional two-year renewal period. At the end of the lease, the Company is required to either renew the lease, purchase the property for the remaining lease obligation, or arrange for the sale of the property to a third party, with the Company guaranteeing to the lessor proceeds on such sale of 100% of the original fair value of the land, plus 83% of the original fair value of the buildings and any additional improvements. The fair value of the facilities is approximately $75,000. Rent expense under this operating lease is equal to the interest expense owed by the special purpose entity to the banks, and is a variable amount equal to LIBOR plus 104 basis points (2.4% at December 31, 2002) on approximately $75,000, which is the remaining lease obligation. The Company believes that this lease rate is currently less than prevailing market lease rates for similar facilities.

The Company currently does not consolidate this entity. However, based on the current structure of the lease and the provisions of FIN 46, the Company will be required to consolidate this entity effective for the first fiscal period beginning after June 15, 2003. Upon consolidation of this entity, the Company would increase its assets and long-term debt by approximately $75,000 and would begin recording an additional depreciation charge of approximately $4,300 per year. The assets would be recorded as land, buildings, and improvements.

This lease contains certain standard financial covenants which, if not met, may require the Company to repay the approximately $75,000 to the special purpose entity. The Company is currently in compliance with all covenants and expects to remain in compliance for the remainder of the lease term.

The Company has commitments related to data processing facilities, office space and computer equipment under non-cancelable operating leases and fixed maintenance agreements for remaining periods ranging from one to ten years. Future minimum commitments under these agreements as of December 31, 2002, are as follows:

Year ending December 31:	Lease and Maintenance Commitments
2003	$ 25,630
2004	18,863
2005	17,582
2006	14,440
2007	10,779
Thereafter	26,101
Total	$113,395

Minimum payments have not been reduced by minimum sublease rentals of $1,743 due in the future under non-cancelable subleases. The Company is obligated under certain operating leases for its pro rata share of the lessors' operating expenses. Rent expense was $35,646, $32,215 and $33,765 for 2002, 2001, and 2000, respectively. Additionally, as of December 31, 2002, the Company maintained a loss accrual of $17,147, in connection with the planned abandonment of certain leased properties.

Purchase Commitments

The Company has agreements with three telecommunication service providers to purchase services from, or sell services on behalf of, these providers at varying annual levels. The Company is currently satisfying the minimum purchase requirements for two of the vendors. With regard to the third vendor, under the terms and conditions of this agreement, the Company agreed to purchase or sell services having a gross

(amounts in thousands, except per share amounts)

value of $19,500 over a four year commitment period. The second commitment period ends in March 2003. The Company is currently in discussions with this vendor to restructure the terms of the agreement, and the Company is unable to estimate the amount of possible loss, if any, that may result from the completion of these discussions.

In June 2000, we entered into an agreement with a certain airline to purchase a minimum of $10,000 of air travel mileage on an annual basis for five years. We have made three of the five annual payments, with the remaining two payments to be made in June of 2003 and 2004.

Contract-related contingencies

The Company has certain contingent liabilities that arise in the ordinary course of providing services to its customers. These contingencies are generally the result of contracts that require the Company to comply with certain level-of-effort or performance measurements, certain cost-savings guarantees or the delivery of certain services by a specified deadline. Except for the software development project discussed below, the Company believes that the ultimate liability, if any, incurred under these contract provisions will not have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows.

The Company is currently working on a significant software development project for which the actual cost of development will significantly exceed the fee as specified in the contract. While the contract enables the Company to collect for some of the overages above the specified fee, the Company believes that it will not fully recover all of the overages. Therefore, the Company expects to suffer a loss on this development project. The Company expects the IT outsourcing contract with this customer to be profitable over the full term of the agreement even after considering the expected loss on the software development project. The estimated billings and costs related to this project are included in the Company's estimates of revenue and costs for the entire IT outsourcing contract that we used to recognize revenue for 2002 under the percentage-of-completion method. The amount of long-term accrued revenue at December 31, 2002, related to this entire contract was $20,814. As discussed in Note 1 regarding the adoption of EITF 00-21, in the first quarter of 2003 the Company expects to record a loss on this separate development project in the amount of $0.10 to $0.15 per share. However, the actual losses with respect to this development effort may eventually exceed the Company's current estimates.

Foreign currency exchange forward contracts

At December 31, 2002, the Company had six forward contracts in various currencies in the amount of $9,264. These contracts expired in January 2003.

The estimated fair value of the Company's forward exchange contracts using bank or market quotes and the year-end foreign exchange rates was a net liability of $321 as of December 31, 2002. The Company's remaining risk associated with this transaction is the risk of default by the bank, which the Company believes to be remote.

Litigation

The Company is, from time to time, involved in various litigation matters arising in the ordinary course of its business. The Company believes that the outcome of these litigation matters, either individually or taken as a whole, will not have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows.

IPO ALLOCATION SECURITIES LITIGATION

In July and August 2001, the Company, as well as some of its current and former officers and the investment banks that underwrote the Company's initial public offering, were named as defendants in two purported class action lawsuits. These lawsuits, Seth Abrams v. Perot Systems Corp., et al. and Adrian Chin v. Perot Systems, Inc., et al., were filed in the United States District Court for the Southern District of New York. The suits allege violations of Rule 10b-5, promulgated under the Securities Exchange Act of

(amounts in thousands, except per share amounts)

1934, and Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. Approximately 300 issuers and 40 investment banks have been sued in similar cases. The suits against the issuers and underwriters have been consolidated for pretrial purposes in the IPO Allocation Securities Litigation. The lawsuit involving the Company focuses on alleged improper practices by the investment banks in connection with the Company's initial public offering in February 1999. The plaintiffs allege that the investment banks, in exchange for allocating public offering shares to their customers, received undisclosed commissions from their customers on the purchase of securities and required their customers to purchase additional shares of the Company in aftermarket trading. The lawsuit also alleges that the Company should have disclosed in its public offering prospectus the alleged practices of the investment banks, whether or not the Company was aware that the practices were occurring. The Company believes the claims against it are without merit and will vigorously defend itself in this case.

During 2002, the individual Perot Systems defendants were dismissed from the case. In exchange for the dismissal, the individual defendants entered agreements with the plaintiffs that toll the running of the statute of limitations and permit the plaintiffs to refile claims against them in the future. In February 2003, in response to the defendant's motion to dismiss, the court dismissed the plaintiffs' Rule 10b-5 claims against the Company, but did not dismiss the remaining claims.

LITIGATION RELATING TO THE CALIFORNIA ENERGY MARKET

In June 2002, the Company was named as a defendant in a purported class action lawsuit that alleges that the Company conspired with energy traders to manipulate the California energy market. This lawsuit, Art Madrid v. Perot Systems Corporation et al., was filed in the Superior Court of California, County of San Diego. The suit has been removed to the United States District Court for the Southern District of California.

In June, July and August 2002, the Company, Ross Perot and Ross Perot, Jr., were named as defendants in eight purported class action lawsuits that allege violations of Rule 10b-5, and, in some of the cases, common law fraud. These suits allege that the Company's SEC filings contained material misstatements or omissions of material facts with respect to the Company's activities related to the California energy market. Two lawsuits, Herbert Condell v. Perot Systems Corp. et al. and Richard J. Dowling v. Perot Systems Corp. et al. were filed in the United States District Court for the Southern District of New York. Four lawsuits, Robert Markewich v. Perot Systems Corp. et al., Vincent Milano v. Perot Systems Corp. et al., Lori Will v. Perot Systems Corp. et al. and June Zordich v. Perot Systems Corp. et al. were filed in the United States District Court for the Northern District of Texas, Dallas Division. Two lawsuits, Joffre Berger v. Perot Systems Corp. et al., and Daniel Taubenfeld v. Perot Systems Corp. et al., were filed in the United States District Court for the Eastern District of Texas, Sherman Division. All of these eight cases have been consolidated in the Northern District of Texas, Dallas Division.

The Company believes that the claims against it are without merit and will vigorously defend itself in these cases.

During 2002, the Company incurred expenses of $8,676 associated with the California energy investigations and related litigation and have included these costs within SG&A.

License agreement

In 1988, the Company entered into a license agreement with the Perot Systems Family Corporation and Ross Perot that allowed the Company to use the name "Perot" and "Perot Systems" in its business on a royalty-free basis. Mr. Perot and the Perot Systems Family Corporation may terminate this agreement at any time and for any reason. Beginning one year following such a termination, the Company would not be allowed to use the "Perot" name in its business. Mr. Perot's or the Perot Systems Family Corporation's termination of the Company's license agreement could

(amounts in thousands, except per share amounts)

materially and adversely affect the Company's business, financial condition, results of operations or cash flows.

14. RETIREMENT PLAN AND OTHER EMPLOYEE TRUSTS

During 1989, the Company established the Perot Systems 401(k) Retirement Plan, a qualified defined contribution retirement plan. The plan year is the calendar year. In 2002, the plan allowed eligible employees to contribute between 1% and 20% of their annual compensation, including overtime pay, bonuses and commissions. The plan was amended effective January 1, 2000, to change the Company's contribution to a formula matching 100% of employees' contributions, up to a maximum Company contribution of 4%. The plan was also amended to provide 100% vesting of all existing Company matching contributions for active employees and immediate vesting of any future Company matching contributions. Employees are not allowed to invest funds in the Company's Class A Common Stock. The plan does allow for the Company's matching contribution to be paid in the form of Class A Common Stock, and employees are not restricted in selling any such stock. The Company's contributions, which were all made in cash, were $12,412, $12,527 and $12,319 for the years ended December 31, 2002, 2001, and 2000, respectively.

15. SUPPLEMENTAL CASH FLOW INFORMATION

	2002	2001	2000
Cash paid for interest	$ 88	$ 229	$ 83
Cash paid (received) for income taxes	$ 8,541	$(17,839)	$ 21,284
Non-cash investing and financing activities:			
Issuance of common stock for acquisitions of businesses	$13,887	$ –	$ 50,000
Tax benefit of employee options exercised	$24,082	$ 17,128	$ 16,078
Unrealized gain (loss) on marketable equity securities, net of tax	$ (401)	$ 94	$(13,974)

16. RELATED PARTY TRANSACTIONS

In September 2000, Ross Perot resigned as chief executive officer of the Company. He continues to serve the Company as chairman of the board of directors without cash or non-cash compensation. For the year ended December 31, 2000, the Company has recorded compensation expense of $556 with an offset to Additional paid-in capital on the consolidated balance sheets.

The Company is providing, under a three-year contract, information technology services for Hillwood Enterprise L.P., which is controlled and partially owned by Ross Perot, Jr. This contract includes provisions under which the Company may be penalized if its actual performance does not meet the levels of service specified in the contract, and such provisions are consistent with those included in other customer contracts. For the years ended December 31, 2002, 2001 and 2000, the Company recorded revenue of $1,484, $1,511 and $358 and direct cost of services of $1,018, $1,032 and $203, respectively, and is expected to record revenue of approximately $4,600 over the three-year term. Prior to entering into this arrangement, the Audit Committee reviewed and approved this contract.

During 2002, the Company entered into a sublease agreement with Perot Services Company, LLC ("Perot Services"), which is controlled and owned by Ross Perot, for approximately 23 square feet of office space at the Company's Plano, Texas facility. Rent over the term of the lease is approximately $363 per year. The initial lease term is 2 1/2 years with one optional 2-year renewal period. The lease also provides for a $100 allowance to be paid by the Company for modifications to the leased space. Perot Services will pay all modification costs in excess of the allowance. Prior to entering into this arrangement, the Audit Committee reviewed and approved this contract.

(amounts in thousands, except per share amounts)

17. EARNINGS (LOSS) PER COMMON SHARE

The following is a reconciliation of the numerators and the denominators of the basic and diluted per common share computations.

	2002	2001	2000
BASIC EARNINGS (LOSS) PER COMMON SHARE			
Net income (loss)	$ 78,288	$ (2,671)	$ 55,483
Weighted average common shares outstanding	106,309	99,437	96,189
Basic earnings (loss) per common share	$ 0.74	$ (0.03)	$ 0.58
DILUTED EARNINGS (LOSS) PER COMMON SHARE			
Net income (loss)	$ 78,288	$ (2,671)	$ 55,483
Weighted average common shares outstanding	106,309	99,437	96,189
Incremental shares assuming dilution	9,120	–	17,291
Weighted average diluted common shares outstanding	115,429	99,437	113,480
Diluted earnings (loss) per common share	$ 0.68	$ (0.03)	$ 0.49

At December 31, 2002 and 2000, options to purchase 15,713 and 18,662 shares, respectively, of the Company's common stock were excluded from the calculation of diluted earnings per common share because the impact was antidilutive given that the exercise price for these options were greater than the average actual share price for the years then ended. For the year ended December 31, 2001, 46,042 options to purchase shares of the Company's common stock were excluded from the calculation of diluted earnings (loss) per common share because the impact was antidilutive given the reported net loss for the period.

18. REALIGNED OPERATING STRUCTURE

During 2001, the Company realigned its operating structure in order to strengthen the Company's market position and reduce its costs. This realignment resulted in charges of $74,690, of which $33,713 was recorded during the first quarter of 2001 and $40,977 was recorded during the third quarter of 2001. These charges are reflected in the consolidated statements of operations as follows: $4,952 is recorded in direct cost of services and $69,738 is recorded in SG&A. These charges included the following:

- $39,624 related to the elimination of approximately 900 administrative and non-billable positions in various business functions and geographic areas of the Company;
- $25,860 for the consolidation and closure of facilities, including those facilities impacted by the Company's realigned operating structure and the consolidation of the Company's Dallas area operations into one facility located in Plano, Texas; and
- $9,206 related to adjustments to reduce the basis of certain facility related assets and the basis of software and other assets used in exited service offerings to their net realizable value.

In 2002, the Company continued efforts to streamline its operations and recorded in SG&A charges of $8,151 in the second quarter and $2,936 in the third quarter related to severance and other costs to exit certain activities. These charges included the following:

- $9,821 related to the elimination of approximately 287 positions in various business functions and geographic areas of the Company;
- $312 for the closure of a facility; and
- $954 related to adjustments to reduce the basis of certain facility related assets and the basis of software and other assets used in exited service offerings to their net realizable value.

(amounts in thousands, except per share amounts)

The amounts accrued and the related payments and adjustments against these charges were as follows:

	Employee Related Costs	Facility Related Costs	Asset Basis Adjustments	Total
Charge for the quarter ended March 31, 2001	$ 23,812	$ 5,896	$ 4,005	$ 33,713
Charge for the quarter ended September 30, 2001	15,812	19,964	5,201	40,977
Less: cash payments and asset write-downs	(28,271)	(5,543)	(9,206)	(43,020)
Change in estimate	(900)	900	–	–
Provision balance at December 31, 2001	10,453	21,217	–	31,670
Charge for the quarter ended June 30, 2002	**6,885**	**312**	**954**	**8,151**
Charge for the quarter ended September 30, 2002	**2,936**	**–**	**–**	**2,936**
Less: cash payments and asset write-downs	**(7,845)**	**(11,947)**	**(954)**	**(20,746)**
Change in estimate	**(4,800)**	**4,800**	**–**	**–**
Remaining balance at December 31, 2002	**$ 7,629**	**$ 14,382**	**$ –**	**$ 22,011**

During 2002, the Company revised its estimates of the remaining provision needed for employee-related and facility-related costs. The Company decreased its estimates for employee-related costs primarily due to lower than expected outplacement and other severance related costs. The Company increased its estimates for facility-related costs due to the deterioration in the sublease markets for certain facilities. The remaining balance at December 31, 2002 and 2001, respectively, of $22,011 and $31,670 is included on the consolidated balance sheets in the amounts of $15,864 and $18,454 in accrued liabilities and $6,147 and $13,216 in other non-current liabilities. The balance at December 31, 2002, included in other non-current liabilities is expected to be settled by the end of 2006.

As a part of the 2001 realignment, the Company exited a separately identifiable operation. For the year ended December 31, 2001, revenue and net operating losses for this operation were $0 and ($4,126), respectively. For the year ended December 31, 2000, revenue and net operating losses were $2,759 and ($29,066), respectively. There was no activity for this operation for the year ended December 31, 2002.

19. SUBSEQUENT EVENT

On February 20, 2003, the Company acquired Soza & Company, Ltd. ("Soza"), a professional services company that provides information technology, management consulting, financial services and environmental services primarily to public sector customers. As a result of the acquisition, the Company increased its customer base and service offerings in the Government Services segment.

The purchase price includes $75,000 in cash (including $5,000 which is being held in an escrow account for up to two years) and may include additional payments totaling up to $32,000 in cash or stock over the next two years. The possible payments are contingent on Soza achieving certain financial targets over the same period, and at the Company's discretion, up to 70% of these payments may be settled in Class A Common Stock of the Company. The results of operations of Soza and the estimated fair value of assets acquired and liabilities assumed will be included in the Company's consolidated financial statements beginning on the acquisition date.

Upon completion of the tangible and intangible asset appraisals, the excess of the purchase price over the net assets acquired will be recorded as goodwill on the consolidated balance sheets and will be assigned to the Government Services segment. The amount of goodwill from this acquisition will not be deductible for tax purposes.

(amounts in thousands, except per share amounts)

20. SUPPLEMENTAL QUARTERLY FINANCIAL DATA (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
YEAR ENDED DECEMBER 31, 2002:				
Revenue [1]	**$325,779**	**$333,465**	**$342,497**	**$330,404**
Direct cost of services [2]	**251,778**	**249,976**	**262,657**	**256,478**
Gross profit	**74,001**	**83,489**	**79,840**	**73,926**
Net income [3]	**19,421**	**20,180**	**18,740**	**19,947**
Basic earnings per common share [4]	**$ 0.19**	**$ 0.19**	**$ 0.18**	**$ 0.18**
Diluted earnings per common share [4]	**$ 0.17**	**$ 0.17**	**$ 0.17**	**$ 0.17**
Weighted average common shares outstanding	**103,240**	**106,050**	**106,840**	**109,031**
Weighted average diluted common shares outstanding	**115,633**	**116,389**	**112,950**	**114,353**
YEAR ENDED DECEMBER 31, 2001:				
Revenue	$294,732	$291,287	$306,973	$311,709
Direct cost of services [5]	228,815	222,505	239,857	258,531
Gross profit	65,917	68,782	67,116	53,178
Net income (loss) [6]	(7,679)	16,501	(18,062)	6,569
Basic earnings (loss) per common share [4]	$ (0.08)	$ 0.17	$ (0.18)	$ 0.06
Diluted earnings (loss) per common share [4]	$ (0.08)	$ 0.15	$ (0.18)	$ 0.06
Weighted average common shares outstanding	97,600	98,513	99,926	101,659
Weighted average diluted common shares outstanding [7]	97,600	111,678	99,926	114,989

(1) Revenue for the second and third quarters of 2002 includes $7,289 and $7,267, respectively, for fees paid in connection with the termination of services provided through two joint ventures.

(2) Direct cost of services for the second quarter of 2002 includes a $3,000 payment received from a customer in bankruptcy reorganization that was previously believed to be unrecoverable. Direct cost of services for the second and third quarters of 2002 includes $759 and $89, respectively, for the termination of services provided through two joint ventures.

(3) In addition to the items discussed in (1) and (2) above, net income for 2002 includes the following items. All amounts noted below are prior to the effect of income taxes, except for the items which directly impacted income tax expense.

- *In the second and third quarters of 2002, the Company recorded expense of $8,151 and $2,936, respectively, associated with severance and other costs to exit certain activities.*
- *In the second and third quarters of 2002, the Company recorded expense of $3,530 and $5,146, respectively, relating to the California energy investigations and related litigation.*
- *In the fourth quarter of 2002, the Company recorded $1,920 of expense related to a contingent liability of an equity investee as well as a $963 loss associated with the sale of BillingZone.*
- *In the second quarter of 2002, the Company recorded a $1,565 reduction of a deferred tax asset valuation in connection with the termination of a joint venture. In the fourth quarter of 2002, the Company further reduced its valuation allowance against certain foreign deferred tax assets by $1,108 and recorded $1,075 of additional tax benefits.*

(4) Due to changes in the weighted average common shares outstanding per quarter, the sum of basic and diluted earnings per common share per quarter may not equal the basic and diluted earnings per common share for the applicable year.

(5) Direct cost of services for the first quarter of 2001 includes $3,138 of expense associated with activities the Company exited during the first quarter of 2001. Direct cost of services for the third quarter of 2001 includes $4,952 of asset basis adjustments for assets used in exited service offerings. Direct cost of services for the fourth quarter of 2001 includes $20,941 of expense attributable to the bankruptcy of ANC.

(6) In addition to the items discussed in (5) above, net income for 2002 includes the following items. All amounts noted below are prior to the effect of income taxes, except for the last item discussed, which directly impacted income tax expense.

- *In the first and third quarters of 2001, the Company recorded expense of $33,713 and $36,025, respectively, associated with severance, asset basis adjustments and office consolidations and closures related to the Company's streamlined operations.*
- *In the third quarter of 2001, the Company recorded an $11,001 valuation allowance for certain foreign deferred tax assets.*

(7) Weighted average diluted common shares outstanding exclude the impact of all options to purchase shares of the Company's common stock for the first and third quarters of 2001, as inclusion would be considered antidilutive given the reported net losses for the two periods.

Corporate Information

ANNUAL REPORT/FORM 10-K

Publications of interest to current and potential Perot Systems investors are available from the Investor Relations Department. These include annual and quarterly reports and the Form 10-K filed with the United States Securities and Exchange Commission. Perot Systems will provide a copy of the Form 10-K to investors free of charge. Our Form 10-K is also available on the Securities and Exchange Commission Web site at **www.sec.org**. Our Form 10-K and other SEC filings are also available at **www.perotsystems.com/investors/viewsec.htm**. Other items on our Web site are not a part of these documents. This annual report contains forward-looking statements that relate to future events or our future financial performance. In some cases, you can identify such forward-looking statements by terminology such as "may," "will," "should," "could," "forecasts," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue." In evaluating all forward-looking statements, you should specifically consider various factors that may cause actual results to vary materially from those contained in the forward-looking statements, such as: the loss of major customers; Perot Systems' ability to achieve future sales; changes in its UBS relationship and the associated variability of revenue and expense related to its largest customer; the highly competitive marketplace in which Perot Systems operates; the variability of quarterly operating results; changes in technology; changes in estimates; failure to retain skilled personnel; risks associated with non-recoverable cost overruns on software development contracts that could adversely affect its profits; risks related to acquisitions; and risks related to international operations. Please refer to the Perot Systems Form 10-K for the fiscal year ended December 31, 2002, as filed with the SEC for additional information regarding risk factors. Perot Systems disclaims any intention or obligation to revise any forward-looking statements whether as a result of new information, future developments or otherwise.

ANNUAL MEETING

The 2003 annual meeting of stockholders is expected to be held on May 7, 2003. Notice of the annual meeting, along with the form of proxy and proxy statement, will be sent to shareholders before the meeting.

DIVIDENDS AND MARKET PRICE

On February 28, 2003, there were approximately 3,262 record holders of our Class A Common Stock. Perot Systems has not paid dividends on its common stock in the past and does not currently intend to pay dividends in the future.

NYSE Ticker Symbol: PER

The high and low trading prices for each quarterly period during 2002 and 2001 were as follows:

	2002		2001	
	High	Low	High	Low
1st Quarter	**$20.75**	**$16.08**	$13.50	$ 9.19
2nd Quarter	**20.20**	**10.45**	18.28	9.53
3rd Quarter	**12.63**	**9.01**	18.05	13.00
4th Quarter	**11.80**	**8.21**	21.11	15.15

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP

Corporate Officers

ROSS PEROT, JR. *President & Chief Executive Officer*
PETER ALTABEF *Vice President, General Counsel & Secretary*
DARCY ANDERSON *Vice President, HR, Best Practices & Corporate Support*
JAMES CHAMPY *Vice President & Chairman of Consulting*
RUSSELL FREEMAN *Vice President & Chief Financial Officer*
JOHN KING *Vice President & Founder*
BRIAN MALONEY *Vice President & Chief Operating Officer*

Corporate Office

Perot Systems Corporation
2300 West Plano Parkway
Plano, TX 75075
+1 888 31 PEROT +1 972 577 0000
www.perotsystems.com

Investor Services

Investor Relations Director
Perot Systems Corporation
2300 West Plano Parkway
Plano, TX 75075
+1 877 737 6973 +1 972 577 0000
www.perotsystems.com/investors

Stock Transfer Agent

Mellon Investor Services
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07600
+1 201 329 8779
www.mellon-investor.com

Fourteen years ago, the founders of Perot Systems established the values that would guide our great company. On orientation day, each new Perot Systems associate is introduced to these values. Throughout their careers, our associates see our values reinforced by our leaders and consistently demonstrated in our daily business dealings.

Here are the values upon which Perot Systems was founded and that will continue to govern our company:

with innovative, responsive solutions to their needs.

by attracting, developing and recognizing outstanding people, and caring for them and their families.

by treating our customers, people and suppliers in a fair and honest manner, as we would want to be treated.

by producing strong financial performance from which everyone benefits.

by using our talents and resources to better the conditions in the diverse communities in which we work.

perotsystems®

2300 WEST PLANO PARKWAY PLANO, TX 75075 +1 888 31 PEROT +1 972 577 0000 www.perotsystems.com